UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42039

Viking Holdings Ltd

(Translation of registrant’s name into English)

94 Pitts Bay Road

Pembroke, Bermuda HM 08

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This report on Form 6-K shall be incorporated by reference into any registration statement filed by Viking Holdings Ltd (“VHL” or the “Company”) with the United States Securities and Exchange Commission (the “SEC”) that by its terms automatically incorporates the Company’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I - FINANCIAL INFORMATION

Item 1. Financial Statements

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in USD and thousands, except per share data, unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
	Notes	2025	2024	2025	2024
Revenue
Cruise and land		$1,755,197	$1,480,539	$2,590,162	$2,145,823
Onboard and other		125,170	106,722	187,261	159,593
Total revenue	4	1,880,367	1,587,261	2,777,423	2,305,416

Cruise operating expenses
Commissions and transportation costs		(400,996)	(346,080)	(576,680)	(483,488)
Direct costs of cruise, land and onboard		(242,448)	(203,523)	(350,477)	(288,950)
Vessel operating		(377,658)	(328,998)	(687,606)	(610,088)
Total cruise operating expenses		(1,021,102)	(878,601)	(1,614,763)	(1,382,526)

Other operating expenses
Selling and administration		(248,293)	(220,593)	(492,155)	(440,411)
Depreciation and amortization	8	(65,440)	(61,773)	(134,240)	(127,315)
Total other operating expenses		(313,733)	(282,366)	(626,395)	(567,726)
Operating income		545,532	426,294	536,265	355,164

Non-operating income (expense)
Interest income		19,708	14,738	39,897	33,207
Interest expense		(83,978)	(96,024)	(170,682)	(209,656)
Currency (loss) gain		(37,245)	1,382	(62,852)	10,180
Private Placement derivative loss	11	—	(57,568)	—	(364,214)
Other financial loss		(184)	(121,568)	(1,080)	(146,523)
Income (loss) before income taxes		443,833	167,254	341,548	(321,842)
Income tax expense		(4,596)	(7,486)	(7,763)	(9,092)
Net income (loss)		$439,237	$159,768	$333,785	$(330,934)

Net income (loss) attributable to Viking Holdings Ltd		$439,048	$159,619	$333,575	$(331,379)
Net income attributable to non-controlling interests		$189	$149	$210	$445

Weighted-average ordinary and special shares outstanding (in thousands)
Basic	13	443,227	364,787	443,070	293,362
Diluted	13	445,549	367,188	445,308	293,362
Net income (loss) per share attributable to ordinary and special shares
Basic	13	$0.99	$0.38	$0.75	$(0.78)
Diluted	13	$0.99	$0.38	$0.75	$(0.78)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

(in USD and thousands, unaudited)

		Three Months Ended		Six Months Ended
		June 30,		June 30,
	Notes	2025	2024	2025	2024
Net income (loss)		$439,237	$159,768	$333,785	$(330,934)
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods:
Exchange differences on translation of foreign operations		2,307	1,186	2,931	3,850
Net change in cash flow hedges	16	72,618	(5,750)	111,046	(19,017)
Net other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods		74,925	(4,564)	113,977	(15,167)
Other comprehensive income (loss), net of tax		74,925	(4,564)	113,977	(15,167)
Total comprehensive income (loss)		$514,162	$155,204	$447,762	$(346,101)

Total comprehensive income (loss) attributable to Viking Holdings Ltd		$513,969	$155,058	$447,547	$(346,535)
Total comprehensive income attributable to non-controlling interests		$193	$146	$215	$434

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in USD and thousands, unaudited)

	Notes	June 30, 2025	December 31, 2024
			(audited)
Assets
Non-current assets
Property, plant and equipment and intangible assets	8	$7,168,733	$6,457,104
Right-of-use assets		248,839	263,424
Deferred tax assets		57,629	55,428
Other non-current assets		180,895	128,190
Total non-current assets		7,656,096	6,904,146
Current assets
Cash and cash equivalents	5	2,605,013	2,489,672
Accounts and other receivables	6	171,264	239,018
Inventories		92,074	91,473
Prepaid expenses and other current assets	7	593,120	396,376
Total current assets		3,461,471	3,216,539
Total assets		$11,117,567	$10,120,685
Shareholders’ equity and liabilities
Shareholders’ equity		$278,320	$(218,977)
Non-current liabilities
Long-term portion of bank loans and financial liabilities	10	2,142,955	1,823,657
Secured Notes	10	1,018,462	1,017,501
Long-term portion of Unsecured Notes	10	2,027,023	2,025,001
Long-term portion of lease liabilities		191,916	207,594
Other non-current liabilities		51,823	45,344
Total non-current liabilities		5,432,179	5,119,097
Current liabilities
Accounts payables		287,101	236,382
Short-term portion of bank loans and financial liabilities	10	249,846	220,116
Short-term portion of Unsecured Notes	10	—	249,650
Short-term portion of lease liabilities		28,606	28,944
Deferred revenue		4,391,420	4,061,344
Accrued expenses and other current liabilities	9	450,095	424,129
Total current liabilities		5,407,068	5,220,565
Total shareholders’ equity and liabilities		$11,117,567	$10,120,685

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in USD and thousands, unaudited)

		Attributable to the equity holders of the parent
	Notes	Share capital	Share premium	Treasury shares	Other paid-in equity	Translation adjustment	Pension measurement adjustment	Cash flow hedge	Retained losses	Non-controlling interests	Total shareholders’ equity
Balance at January 1, 2024		$2,253	$(44,565)	$—	$178,492	$4,203	$(83)	$9,315	$(5,422,822)	$3,724	$(5,269,483)
Net loss		—	—	—	—	—	—	—	(331,379)	445	(330,934)
Other comprehensive loss	16	—	—	—	—	3,861	—	(19,017)	—	(11)	(15,167)
Total comprehensive loss		—	—	—	—	3,861	—	(19,017)	(331,379)	434	(346,101)
Proceeds from initial public offering, net of underwriting discounts and commissions, and offering expenses	11	110	243,817	—	—	—	—	—	—	—	243,927
Conversion of Series C Preference Shares to ordinary shares	11	1,843	4,401,090	—	—	—	—	—	—	—	4,402,933
Issuance of ordinary shares for vesting of restricted share units		163	—	—	(163)	—	—	—	—	—	—
Ordinary shares withheld related to restricted share units	11	—	—	(124,109)	—	—	—	—	—	—	(124,109)
Dividend distribution	11	—	—	—	—	—	—	—	(18,229)	—	(18,229)

Dividend distribution by subsidiary to non-controlling interests		—	—	—	—	—	—	—	(113)	(607)	(720)

Stock based compensation	12	—	—	—	7,058	—	—	—	—	—	7,058
Income tax impact due to stock based compensation	12	—	—	—	11,655	—	—	—	—	—	11,655
Balance at June 30, 2024		$4,369	$4,600,342	$(124,109)	$197,042	$8,064	$(83)	$(9,702)	$(5,772,543)	$3,551	$(1,093,069)
Balance at January 1, 2025		$4,479	$5,008,513	$(124,109)	$213,329	$5,296	$(1,607)	$(39,797)	$(5,288,833)	$3,752	$(218,977)
Net income		—	—	—	—	—	—	—	333,575	210	333,785
Other comprehensive income	16	—	—	—	—	2,926	—	111,046	—	5	113,977
Total comprehensive income		—	—	—	—	2,926	—	111,046	333,575	215	447,762
Issuance of ordinary shares upon exercise of stock options	12	7	9,593	—	—	—	—	—	—	—	9,600
Dividend distribution by subsidiary to non-controlling interests		—	—	—	—	—	—	—	(95)	(772)	(867)
Stock based compensation	12	—	—	—	36,365	—	—	—	—	—	36,365
Income tax impact due to stock based compensation	12	—	—	—	4,437	—	—	—	—	—	4,437
Balance at June 30, 2025		$4,486	$5,018,106	$(124,109)	$254,131	$8,222	$(1,607)	$71,249	$(4,955,353)	$3,195	$278,320

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VIKING HOLDINGS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in USD and thousands, unaudited)

		Six Months Ended
		June 30,
	Notes	2025	2024
Cash flows from operating activities
Net income (loss)		$333,785	$(330,934)
Adjustments to reconcile net income (loss) to net cash flows
Depreciation and amortization	8	134,240	127,315
Amortization of debt transaction costs		14,022	16,815
Private Placement derivative loss	11	—	364,214
Foreign currency loss (gain) on loans	10	73,696	(20,125)
Non-cash financial loss		—	145,317
Stock based compensation expense	12	36,365	7,058
Interest income		(39,897)	(33,207)
Interest expense		156,660	192,841
Other		(1)	(442)
Changes in working capital:
Increase in deferred revenue		330,076	336,774
Changes in other liabilities and assets		18,164	90,888
(Increase) decrease in inventories		(601)	1,956
Changes in deferred tax assets and liabilities		3,116	6,040
Changes in other non-current assets and other non-current liabilities		3,184	(16,760)
Income taxes paid		(4,243)	(4,931)
Net cash flow from operating activities		1,058,566	882,819
Cash flows from investing activities
Investments in property, plant and equipment and intangible assets	8	(814,382)	(251,828)
Capital contribution to associated company	18	(6,500)	(4,000)
Prepayment for vessel charter		—	(1,050)
Other		1	442
Interest received		31,114	35,603
Net cash flow used in investing activities		(789,767)	(220,833)
Cash flows from financing activities
Repayment of borrowings	10	(372,886)	(206,874)
Proceeds from borrowings	10	430,507	—
Transaction costs incurred for borrowings		(41,912)	(4,698)
Proceeds from initial public offering, net of underwriting discounts and commissions, and offering expenses	11	—	243,927
Taxes paid related to net share settlement of equity awards	11	—	(124,109)
Dividend distribution	11	—	(18,229)
Dividend distribution by subsidiary to non-controlling interests		(867)	(720)
Proceeds from exercise of stock options	12	9,600	—
Principal payments for lease liabilities		(17,451)	(12,574)
Interest payments for lease liabilities		(9,546)	(10,601)
Interest paid		(159,126)	(197,186)
Net cash flow used in financing activities		(161,681)	(331,064)
Change in cash and cash equivalents		107,118	330,922
Effect of exchange rate changes on cash and cash equivalents		8,223	(2,493)
Net increase in cash and cash equivalents		$115,341	$328,429
Cash and cash equivalents
Cash and cash equivalents at January 1	5	$2,489,672	$1,513,713
Cash and cash equivalents at June 30	5	2,605,013	1,842,142
Net increase in cash and cash equivalents		$115,341	$328,429

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VIKING HOLDINGS LTD

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2025

(unaudited)

1.
CORPORATE INFORMATION

Viking Holdings Ltd (“VHL” or the “Company”) is a Bermuda company, incorporated on July 21, 2010, whose registered address is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The Company is registered in Bermuda as an exempted company and, pursuant to Section 14(3) of the Companies Act 1981, has perpetual succession. The Company’s majority shareholder is Viking Capital Limited (“VCAP”), which is registered in the Cayman Islands as an exempted company.

The principal business activity of the Company and its subsidiaries (the “Group”) is to engage in passenger shipping and other forms of passenger transport and as a tour entrepreneur for passengers and related activities in tourism.

The interim condensed consolidated financial statements of the Group (“interim financial statements”) for the three and six months ended June 30, 2025 were authorized for issuance by the Company’s Board of Directors on August 19, 2025.

2.
BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim financial statements for the three and six months ended June 30, 2025 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (the “IASB”). The interim financial statements are prepared based on the same accounting policies used in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2024 (the “annual consolidated financial statements”).

The interim financial statements are unaudited and do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s audited annual consolidated financial statements and notes included in its Form 20-F for the year ended December 31, 2024 filed with the SEC on March 11, 2025.

The interim financial statements have been prepared on a historical cost basis, except for forward foreign currency contracts, financial assets and liabilities at fair value through profit or loss, the warrant liability and the Private Placement derivative, which are carried at fair value and are re-measured through the interim condensed consolidated statements of operations and the interim condensed consolidated statements of other comprehensive income (loss).

As described in the Group’s annual consolidated financial statements, the Group identified an error, which was not material, individually or in the aggregate to the Group’s previously issued interim and annual consolidated financial statements, related to the capitalization of interest in the cost of its ships and revised its prior period interim financial statements to correct this error, including all impacted footnote disclosures. See Notes 2 and 28 to the Group’s annual consolidated financial statements for additional information.

Except as otherwise noted, all amounts in the interim financial statements are presented in United States (“U.S.”) Dollars (“USD” or “$”) and all values are rounded to the nearest thousand ($000). The interim condensed consolidated statements of cash flows are prepared using the indirect method. The interim financial statements are based on the assumption of continuing as a going concern.

New and amended standards and interpretations

The Group intends to adopt relevant new and amended accounting standards and interpretations when they become effective. The Group has not early adopted any standards, interpretations or amendments that have been issued but are not yet effective.

There are no IFRS® Accounting Standards as issued by the IASB or IFRIC® Interpretations that are expected to have a material impact on the Group in the current or future reporting periods or on foreseeable future transactions, other than those included in the annual consolidated financial statements.

3.
SEASONALITY OF OPERATIONS

The Group’s results are seasonal because while the ocean, expedition and Mississippi products operate year-round, the primary cruising season for the river product is from April to October, although some of the river cruises run longer seasons. Additionally, the Group’s highest occupancy occurs during the Northern Hemisphere’s summer months. The Group recognizes cruise-related revenue over the duration of the cruise and expenses its marketing and employee costs when the related costs are incurred. As a result, the majority of the Group’s revenue and profits have historically been earned in the second and third quarters of each year, while the first and fourth quarters of each year have been closer to break even or a loss, as the Group’s selling and administration expenses are consistent throughout the year. Though the growth of the Group’s fleet of year-round products will continue to reduce the seasonality in future periods, the Group expects the seasonality trend of its revenue and profits to continue.

4.
REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregation of revenue

The table below disaggregates total revenue by reportable segment (see Note 14) for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
(in USD and thousands)
Ocean	$712,891	$573,225	$1,271,869	$1,020,905
River	1,021,719	891,747	1,235,802	1,057,178
Other	145,757	122,289	269,752	227,333
Total revenue	$1,880,367	$1,587,261	$2,777,423	$2,305,416

Total revenue for the three months ended June 30, 2025 increased by $293.1 million to $1,880.4 million from $1,587.3 million for the same period in 2024. Total revenue for the six months ended June 30, 2025 increased by $472.0 million to $2,777.4 million from $2,305.4 million for the same period in 2024. These increases were primarily due to an increase in passenger cruise days and higher revenue per passenger cruise day. For the three and six months ended June 30, 2025, passenger cruise days increased compared to the same period in 2024 due to growth in the fleet including three additional river vessels, one additional ocean ship and the Zhao Shang Yi Dun (“Viking Yi Dun”) accommodation agreement.

Regional economic trends affect the Group’s revenue and cash flows. The table below disaggregates percentage of passengers by source market, which is the passenger’s home country or region, for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
North America	88.1%	89.2%	89.1%	89.9%
Australia	5.4%	5.4%	4.6%	4.9%
Other	6.5%	5.4%	6.3%	5.2%
	100.0%	100.0%	100.0%	100.0%

The disaggregation by source market is similar across all reportable segments.

The Group’s vessels and ships primarily operate in Europe.

5.
CASH AND CASH EQUIVALENTS

A summary of the Group’s cash and cash equivalents as of June 30, 2025 and December 31, 2024 is outlined below:

	June 30, 2025	December 31, 2024
(in USD and thousands)
Cash at bank and in hand	$2,545,795	$2,467,824
Credit card receivables	59,218	21,848
Total	$2,605,013	$2,489,672

As of June 30, 2025 and December 31, 2024, cash at bank and in hand included $160.1 million and $147.3 million, respectively, subject to restrictions on use arising from contracts with third parties.

6.
ACCOUNTS AND OTHER RECEIVABLES

A summary of the Group’s accounts and other receivables as of June 30, 2025 and December 31, 2024 is outlined below:

	June 30, 2025	December 31, 2024
(in USD and thousands)
Accounts receivable	$109,155	$102,816
Indirect tax receivables	31,538	32,815
Credit card receivables	3,429	87,791
Other	27,142	15,596
Total	$171,264	$239,018

Accounts receivable includes vendor receivables, yard receivables, insurance receivables, airline receivables and passenger receivables.

Credit card receivables that are not classified as cash and cash equivalents are included in accounts and other receivables. Credit card receivables, which represent amounts subject to a priority claim from credit card processors, decreased as of June 30, 2025, compared to December 31, 2024, due to a decrease in required balances from credit card processors.

7.
PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of the Group’s prepaid expenses and other current assets as of June 30, 2025 and December 31, 2024 is outlined below:

	June 30, 2025	December 31, 2024
(in USD and thousands)
Air	$313,345	$202,837
Operating, product and administration costs	76,952	59,198
Commissions	64,138	49,371
Credit card fees	45,270	39,985
Forward foreign currency contracts	43,308	—
Debt transaction costs	19,784	14,419
Advertising	15,148	10,623
Cash deposits	10,777	10,456
Other	4,398	9,487
Total	$593,120	$396,376

Air increased as of June 30, 2025, compared to December 31, 2024, primarily due to the timing of air ticket purchases and seasonality of the Group’s operations.

For details on forward foreign currency contracts, see Note 16.

8.
PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

Movements in property, plant and equipment and intangible assets during the six months ended June 30, 2025 are outlined below:

(in USD and thousands)	River Vessels & Equipment	Ocean and Expedition Ships & Equipment	River Vessels under Construction	Ocean Ships under Construction	Office Equipment	Land & Buildings	Other Fixed Assets	Intangible Assets, including Goodwill	Total
Cost as of January 1, 2025	$2,713,263	$4,573,867	$314,717	$407,998	$19,311	$24,013	$53,621	$165,470	$8,272,260
Additions	29,376	2,690	213,680	552,416	1,059	3,584	622	21,743	825,170
Disposals	(1,661)	—	—	—	(477)	(29)	—	(11,383)	(13,550)
Reclassified from right-of-use-assets	—	124	—	—	22	—	—	—	146
Reclassified between assets	39,555	505,771	(39,555)	(505,771)	59	—	(64)	5	—
Effect of currency translation	8,946	—	3,000	—	366	2,861	110	365	15,648
Cost as of June 30, 2025	$2,789,479	$5,082,452	$491,842	$454,643	$20,340	$30,429	$54,289	$176,200	$9,099,674
Accumulated depreciation, amortization and impairment as of January 1, 2025	(1,062,027)	(588,074)	—	—	(14,899)	(8,726)	(37,019)	(104,411)	$(1,815,156)
Depreciation and amortization	(38,838)	(68,202)	—	—	(1,507)	(439)	(1,035)	(11,468)	(121,489)
Depreciation and amortization of disposals	266	—	—	—	475	29	—	10,688	11,458
Reclassified from right-of-use-assets	—	(124)	—	—	(22)	—	—	—	(146)
Effect of currency translation	(3,829)	—	—	—	(262)	(1,154)	(38)	(325)	(5,608)
Accumulated depreciation, amortization and impairment as of June 30, 2025	$(1,104,428)	$(656,400)	$—	$—	$(16,215)	$(10,290)	$(38,092)	$(105,516)	$(1,930,941)
Net book value
As of January 1, 2025	$1,651,236	$3,985,793	$314,717	$407,998	$4,412	$15,287	$16,602	$61,059	$6,457,104
As of June 30, 2025	$1,685,051	$4,426,052	$491,842	$454,643	$4,125	$20,139	$16,197	$70,684	$7,168,733

River vessels

River vessels and equipment and river vessels under construction include amounts attributable to the Group’s river fleet, including vessel improvements and equipment for the Viking Mississippi. In 2012, the Group launched the Longship (“Longship”) series of vessels. As of June 30, 2025, the Group’s river fleet consisted of 84 river vessels, of which 58 are Longships, 11 are small classes based on the Longship design, 13 are other river vessels and two are river vessel charters, including the Viking Mississippi.

During the six months ended June 30, 2025, additions to river vessels and equipment included $29.4 million in improvements to river vessels.

During the six months ended June 30, 2025, there were $213.7 million in additions to river vessels under construction primarily related to progress payments for vessels scheduled for delivery between 2025 and 2028. See Note 15. During the six months ended June 30, 2025, the Group reclassified $39.6 million from river vessels under construction to river vessels and equipment in conjunction with the delivery of one Longship-Seine vessel.

Ocean and expedition ships

In 2015, the Group took delivery of its first ocean ship and as of June 30, 2025, the Group had a fleet of 12 ocean ships, including the Viking Vesta, which was delivered in June 2025, and the Viking Yi Dun, which is owned and operated by China Merchants Viking Cruises Limited (“CMV”), a related party.

In 2021, the Group took delivery of its first expedition ship, which is designed for sailings in the polar regions and the Great Lakes of North America. As of June 30, 2025, the Group had a fleet of two expedition ships.

During the six months ended June 30, 2025, the Group capitalized $552.4 million in ocean ships under construction primarily related to progress payments for ships scheduled for delivery between 2025 and 2030 and capitalized interest of $10.8 million. The Group reclassified $505.8 million from ocean ships under construction to ocean and expedition ships and equipment in conjunction with the delivery of the Viking Vesta in June 2025.

The Group did not identify any impairment indicators related to property, plant and equipment and intangible assets as of June 30, 2025 and December 31, 2024. The Group’s conclusions regarding the valuation of its property, plant and equipment and intangible assets may change in future periods if factors or circumstances cause the Group to revise its assumptions in future periods, such as inflation or increased interest rates. The Group’s future cash flows may be impacted by climate related risks, including environmental changes or more stringent environmental regulations. Such changes may impact accounting estimates in future periods, which incorporate forecasted financial performance.

9.
ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

A summary of the Group’s accrued expenses and other current liabilities as of June 30, 2025 and December 31, 2024 is outlined below:

	June 30, 2025	December 31, 2024
(in USD and thousands)
Interest payable	$89,157	$90,570
Payroll and employee costs	74,652	55,131
Operating costs	58,110	57,957
Product and commission costs	45,646	35,309
Indirect taxes payable	37,056	27,869
Marketing expenses	30,865	23,991
Overhead costs	28,675	21,656
Air costs	26,094	29,929
Travel protection cancellation reserve	12,618	15,047
Forward foreign currency contracts	—	24,802
Other	47,222	41,868
Total	$450,095	$424,129

The changes in accrued expenses and other current liabilities are based on the timing of accruals for goods and services and payments.

10.
LOANS AND FINANCIAL LIABILITIES

A summary of the Group’s loans and financial liabilities recorded at amortized cost as of June 30, 2025 and December 31, 2024 is outlined below:

Loans and financial liabilities

		June 30, 2025	December 31, 2024
Loans and Financial Liabilities	Vessels and Ships Financed and Mortgaged	(in USD and thousands)
€54.2 million loan, variable base rate plus 2.4%, due 2025	Viking Baldur, Viking Magni	$14,629	$17,096
€20.3 million loan, variable base rate plus 2.4%, due 2026	Viking Kvasir	11,237	12,343
€225.8 million loan, fixed at 4.73% or variable at SOFR plus CAS and 2.0%, due through 2027	Viking Herja, Viking Hild, Viking Sigrun, Viking Einar	17,210	23,087
$53.5 million loan, fixed at 5.12%, due 2025	Viking Idi refinancing, Viking Astrild, Viking Beyla	—	14,384
$40.0 million loan, fixed at 5.43%, due 2027	Viking Hemming, Viking Osfrid and Viking Torgil refinancing	12,500	15,000
$102.0 million loan, fixed at 5.22% - 5.26%, due 2028	Viking Vali, Viking Tir, Viking Ullur, Viking Sigyn	45,324	51,113
$15.1 million loan, variable base rate plus 2.35%, due 2029	Viking Helgrim	8,375	9,307
€153.2 million loan, variable at SOFR plus CAS and 1.30%, due through 2029	Viking Hervor, Viking Gersemi, Viking Kari, Viking Radgrid, Viking Skaga, Viking Fjorgyn	75,042	85,251
€53.6 million loan, variable at SOFR plus CAS and 1.30%, due through 2029	Viking Gymir, Viking Egdir	33,655	37,394
$291.2 million financial liability, due 2030	Viking Orion	202,255	209,608
$290.2 million financial liability, due 2031	Viking Jupiter	214,095	221,153
$255.7 million financial liability, variable at SOFR plus CAS and 3.0%, due 2033	Viking Octantis	210,966	217,359
$299.5 million financial liability, due 2034	Viking Mars	265,711	271,709
€316.6 million loan, fixed at 1.81%, due 2034	Viking Neptune	294,369	274,091
€316.6 million loan, fixed at 1.87%, due 2035	Viking Saturn	309,862	287,795
$401.0 million loan, fixed at 3.64%, due 2036	Viking Vela	384,280	400,988
$430.5 million loan, fixed at 3.70%, due 2037	Viking Vesta	430,507	—
€6.2 million loan, fixed at 0.3%, due 2026		1,831	2,265
20.0 million CHF loan, fixed at 0.25% - 2.0%, due 2027		10,466	11,050
Gross bank loans and financial liabilities		$2,542,314	$2,160,993
Less: Unamortized loan and financial liability fees		(149,513)	(117,220)
Total bank loans and financial liabilities		$2,392,801	$2,043,773
Less: Short-term portion of bank loans and financial liabilities		(249,846)	(220,116)
Long-term portion of bank loans and financial liabilities		$2,142,955	$1,823,657

River vessel financing

Hermes Financing

Euler Hermes Aktiengesellschaft (“Hermes”) manages the official export credit guarantee scheme on behalf and for the account of the German Federal Government. Subsidiaries of the Group have loan agreements with lender groups for which Hermes has provided guarantees equal to 95% of the loan amounts (the “Hermes Financing”). The Hermes Financing includes the €225.8 million loan, the €153.2 million loan and the €53.6 million loan. All loans that are part of the Hermes Financing are denominated in euros (“EUR” or “€”) at drawdown dates and are converted to USD based on the prevailing exchange rates two days before drawdown and have a term of eight and a half years from the drawdown dates with semi-annual payments. The Group selected fixed or variable rate financing for each of the drawdowns. Viking River Cruises Ltd (“VRC”), a subsidiary of the Group, has also issued a corporate guarantee for the obligations related to these loans. The variable rate is based on Term Secured Overnight Financing Rate (“SOFR”) plus the Credit Adjustment Spread (“CAS”) and a margin. The Hermes Financing contains customary insurance and loan to value requirements and negative covenants subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness, dividends and other distributions.

The Hermes Financing also has financial maintenance covenants that require VRC, as guarantor, and Viking River Cruises AG (“VRC AG”), as borrower, to maintain at all times following the first drawdown, an aggregate amount of consolidated free liquidity, which includes cash and cash equivalents, marketable securities and receivables from credit card processors, equal to or greater than $75.0 million. As of June 30, 2025, VRC and VRC AG were in compliance with these financial maintenance covenants.

€54.2 Million Loan

In January 2013, the Group entered into a loan agreement for €54.2 million to finance the Viking Baldur and Viking Magni. The €54.2 million loan was converted to USD based on the prevailing exchange rates two days prior to the dates of drawdown and has a term of 10 years from drawdown dates with monthly payments and a balloon payment due upon maturity of the loan. The loan has variable rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group deferred principal payments for the €54.2 million loan for principal payments due from April 2020 through March 2022 and extended the maturity date of the loan by a total of 25 months.

€20.3 Million Loan

In April 2014, the Group entered into a loan agreement for €20.3 million to finance the Viking Kvasir. The €20.3 million loan was converted to USD based on the prevailing exchange rates two days prior to the date of drawdown, and has a term of 10 years from the drawdown date with monthly payments and a balloon payment due upon maturity of the loan. The loan has variable rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group deferred principal payments for the €20.3 million loan for principal payments due from April 2020 through March 2022 and extended the maturity date of the loan by a total of two years.

$53.5 Million Loan

In March 2015, the Group entered into a loan agreement for $53.5 million to finance the Viking Astrild and the Viking Beyla and to refinance the Viking Idi. The $53.5 million loan has a term of 10 years from drawdown dates with quarterly installments and a balloon payment due upon maturity of the loan. The loan has fixed rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement. In March 2025, the Group made the final principal payments due upon the maturity of the $53.5 million loan and the loan ceased to be outstanding.

$40.0 Million Loan

In December 2017, the Group entered into a loan agreement for $40.0 million to refinance three vessels operating in Portugal, the Viking Hemming, Viking Osfrid and Viking Torgil. The $40.0 million loan has a term of eight years from drawdown date with quarterly payments. The loan has fixed rate financing. The loan also includes customary insurance requirements. VCL issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group amended the $40.0 million loan to defer principal payments due from June 2020 through March 2022 and extended the maturity date of the loan by a total of two years.

$102.0 Million Loan

In December 2017, the Group entered into a loan agreement for $102.0 million to finance the Viking Vali, Viking Tir, Viking Sigyn and Viking Ullur. The $102.0 million loan has a term of eight and half years from drawdown date with monthly payments. The loan has fixed rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

In 2020 and 2021, the Group amended the $102.0 million loan to defer principal payments due from June 2020 through May 2022. As a result of the deferrals in 2020 and 2021, the maturity date of the loan was extended by a total of one year and the remaining monthly principal payment amounts increased.

$15.1 Million Loan

In April 2019, the Group entered into a loan agreement for $15.1 million to refinance the Viking Helgrim. The $15.1 million loan has a term of 10 years from the drawdown date with monthly payments. The loan has variable rate financing. The loan also includes customary insurance requirements. VRC issued a corporate guarantee for this arrangement.

Other loans

€6.2 Million Loan

In July 2020, the Group entered into a loan agreement for €6.2 million and drew down the full amount, of which 90% is guaranteed by the French government. The loan has a fixed interest rate and is denominated in euros. In March 2021, the Group selected a five year repayment term, with quarterly payments from the selection date.

20.0 Million CHF Loan

In the third quarter of 2020, the Group obtained a credit facility for 20.0 million Swiss Francs (“CHF”), of which 85% is guaranteed by the Swiss government, initially due December 2024, denominated in CHF with semi-annual payments beginning in 2021. In 2021, the Group amended the credit facility, which extended the due date to 2027 and reduced the amount of each semi-annual payment beginning in the first quarter of 2022. The credit facility contains customary requirements including, without limitation, covenants restricting indebtedness.

Ocean and Expedition Ship Financing

Charter Financing

The Group previously entered into charter agreements to finance the Viking Orion, Viking Jupiter, Viking Octantis and Viking Mars. The charter agreements are accounted for as financial liabilities. The charter rates for the Viking Orion, Viking Jupiter and Viking Mars are designated as fixed rate charters. The charter rate for the Viking Octantis is designated as a variable rate charter, which is based on SOFR plus the CAS and a margin. The charter periods are 144 months beginning from the delivery date of each ship and include a purchase obligation at the end of the charter term, with an option to purchase the ship beginning on the third anniversary of the charter commencement date. VCL issued a corporate guarantee for these arrangements. Additionally, the Company issued a corporate guarantee for the Viking Orion charter agreement. The Group took delivery of the Viking Orion in June 2018, Viking Jupiter in February 2019, Viking Octantis in December 2021 and Viking Mars in May 2022. The charter agreements contain certain covenants which are generally in line with the covenants of the Secured Notes and Unsecured Notes, described further below.

SACE Financing

SACE SpA (“SACE”), which manages the official export credit guarantee scheme on behalf and for account of the Italian Government, provides an insurance policy to the lenders covering 100% of the principal and interest of a facility amount. The Group has entered into loan agreements for 12 ocean ships for which SACE has provided insurance policies to the lenders covering 100% of the principal and interest of the facility amount (the “SACE Financing”). Each loan will be drawn down upon delivery of the related ocean ship. All loans that are part of the SACE Financing are for up to 80% of the newbuild’s contract price, including certain change orders, plus 100% of the Export Credit Agency premium (the “Facility”). The interest rate for each of these loans is fixed and the loans have a term of 12 years from the drawdown date with semi-annual payments, the first of which is generally due six months after the drawdown at delivery. As of June 30, 2025, the SACE Financing includes outstanding loan balances related to the €316.6 million Neptune loan, the €316.6 million Saturn loan, the $401.0 million Vela loan and the $430.5 million Vesta loan. The SACE Financing will be available for drawdown in USD for the Viking Mira, Viking Libra, Viking Astrea, Viking Lyra, Ship XVII, Ship XVIII, Ship XIX and Ship XX, upon delivery of the ships. VCL and Viking Ocean Cruises II Ltd (“VOC II”), a subsidiary of the Group, have jointly and severally guaranteed the SACE Financing. Additionally, the Company has also jointly and severally guaranteed the loans (which are as yet undrawn) for Ship XVII, Ship XVIII, Ship XIX and Ship XX. The SACE Financing agreements contain certain covenants which are generally in line with the covenants of the Secured Notes and Unsecured Notes, described further below.

The Group took delivery of the Viking Neptune, Viking Saturn, Viking Vela and Viking Vesta in November 2022, April 2023, December 2024 and June 2025, respectively.

As the principal amounts of both the €316.6 million Neptune and the €316.6 million Saturn loans are outstanding in euros, the loan balances at each period end are translated to USD with changes recognized through currency (loss) gain in the interim condensed consolidated statements of operations. For the three months ended June 30, 2025 and 2024, the translation resulted in a currency loss of $48.7 million and a currency gain of $4.6 million, respectively, and an increase to the loan balances of $48.7 million and a decrease to the loan balances of $4.6 million, respectively. For the six months ended June 30, 2025 and 2024, the translation resulted in a currency loss of $72.2 million and a currency gain of $19.0 million, respectively, and an increase to the loan balances of $72.2 million and a decrease to the loan balances of $19.0 million, respectively.

Secured Notes

		June 30, 2025	December 31, 2024
Notes	Collateral	(in USD and thousands)
$675.0 million Secured Notes, fixed 5.000% due 2028	Viking Star, Viking Sea and Viking Sky	$675,000	$675,000
$350.0 million Secured Notes, fixed 5.625% due 2029	Viking Venus	350,000	350,000
Gross Secured Notes		$1,025,000	$1,025,000
Less: Secured Notes fees and discounts		(6,538)	(7,499)
Total Secured Notes		$1,018,462	$1,017,501

$675.0 Million 2028 Secured Notes

In February 2018, VOC Escrow Ltd, a wholly owned subsidiary that was subsequently merged into Viking Ocean Cruises Ltd, issued $675.0 million in principal amount of its 5.000% Senior Secured Notes due 2028 (the “2028 Secured Notes”) with semi-annual interest payments. The 2028 Secured Notes are guaranteed on a senior unsecured basis by the Company and VCL and on a senior secured basis by Viking Ocean Cruises Ship I Ltd, Viking Ocean Cruises Ship II Ltd and Viking Sea Ltd. The 2028 Secured Notes are secured on a first priority basis by mortgages granted by Viking Ocean Cruises Ship I Ltd, Viking Ocean Cruises Ship II Ltd and Viking Sea Ltd over the Viking Star, Viking Sky and Viking Sea, respectively, and certain of their other ship related assets.

$350.0 Million 2029 Secured Notes

In February 2021, Viking Ocean Cruises Ship VII Ltd (“Ship VII”), a wholly owned subsidiary, issued $350.0 million in principal amount of its 5.625% Senior Secured Notes due 2029 (the “2029 Secured Notes” and collectively with the 2028 Secured Notes, the “Secured Notes”) with semi-annual interest payments. The net proceeds from the 2029 Secured Notes were used to pay the remaining contract price for the Viking Venus. The 2029 Secured Notes are secured on a first priority basis by a mortgage granted by Ship VII over the Viking Venus and certain of its other ship related assets. The 2029 Secured Notes are guaranteed on a senior unsecured basis by the Company and VCL.

The indentures governing the Secured Notes contain customary negative covenants applicable to VCL and its restricted subsidiaries, subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness and dividends and other distributions. VCL and its restricted subsidiaries are generally permitted to incur secured vessel financings for up to 80% of a vessel’s value.

In addition, the indentures governing the Secured Notes contain a cross-default provision whereby the failure by VCL or any of its restricted subsidiaries to make principal payments under other borrowing arrangements or the occurrence of certain events affecting those other borrowing arrangements could trigger an obligation to repay the Secured Notes. Pursuant to the indentures governing the Secured Notes, the issuers or the guarantors also entered into security documents containing customary insurance requirements.

The Secured Notes do not contain any financial maintenance covenants.

Unsecured Notes

		June 30, 2025	December 31, 2024
Notes	Purpose	(in USD and thousands)
$250.0 million VCL Notes, fixed 6.250% due 2025	General corporate purposes, including without limitation working capital, capital expenditures, repayment of outstanding indebtedness and the acquisition of river vessels or ocean ships	$—	$250,000
$825.0 million VCL Notes, fixed 5.875% due 2027	To fund the tender offer and redemption of the 2022 VCL Notes and general corporate purposes	825,000	825,000
$500.0 million VCL Notes, fixed 7.000% due 2029	General corporate purposes	500,000	500,000
$720.0 million VCL Notes, fixed 9.125% due 2031	To fund the redemption of the 13.000% Senior Secured Notes due 2025	720,000	720,000
Gross Unsecured Notes		$2,045,000	$2,295,000
Less: Unsecured Notes fees and discounts, net of premiums		(17,977)	(20,349)
Total Unsecured Notes		$2,027,023	$2,274,651
Less: Short-term portion of Unsecured Notes		—	(249,650)
Long-term portion of Unsecured Notes		$2,027,023	$2,025,001

$250.0 Million 2025 VCL Notes

In May 2015, VCL issued $250.0 million in principal amount of the 6.250% Senior Notes due 2025 (the “2025 VCL Notes”) with semi-annual interest payments. The Company and certain of the Group’s subsidiaries jointly and severally guaranteed the 2025 VCL Notes on a senior basis. In May 2025, the Group repaid the 2025 VCL Notes at their maturity and the 2025 VCL Notes ceased to be outstanding.

$825.0 Million 2027 VCL Notes

In September 2017, VCL issued $550.0 million in principal amount of the 5.875% Senior Notes due 2027 (the “2027 VCL Notes”) with semi-annual interest payments. In February 2018, VCL issued $275.0 million in principal amount of additional 2027 VCL Notes. The Company and certain of the Group’s subsidiaries jointly and severally guarantee the 2027 VCL Notes on a senior basis.

$500.0 Million 2029 VCL Notes

In 2021, VCL issued $500.0 million in principal amount of its 7.000% Senior Notes due 2029 (the “2029 VCL Notes”) with semi-annual interest payments. The 2029 VCL Notes are guaranteed by the Company and the same subsidiaries that guarantee the 2027 VCL Notes, except for Viking Catering AG.

$720.0 Million 2031 VCL Notes

In June 2023, VCL issued $720.0 million in principal amount of its 9.125% Senior Notes due 2031 (the “2031 VCL Notes” and, together with the 2027 VCL Notes and the 2029 VCL Notes, the “Unsecured Notes”) with semi-annual interest payments. The 2031 VCL Notes are guaranteed by the Company and the same subsidiaries that guarantee the 2027 VCL Notes, except for Viking Catering AG and Passenger Fleet LLC.

The indentures governing the Unsecured Notes contain customary negative covenants applicable to VCL and its restricted subsidiaries, subject to a number of important exceptions and qualifications, including, without limitation, covenants restricting indebtedness, liens, investments, mergers, affiliate transactions, asset sales, prepayment of indebtedness and dividends and other distributions. VCL and its restricted subsidiaries are generally permitted to incur secured vessel financings for up to 80% of a vessel’s value.

In addition, the indentures governing the Unsecured Notes contain a cross-default provision whereby the failure by VCL or any of its restricted subsidiaries to make principal payments under other borrowing arrangements or the occurrence of certain events affecting those other borrowing arrangements could trigger an obligation to repay the Unsecured Notes.

The Unsecured Notes do not contain any financial maintenance covenants.

The indentures governing the Secured Notes and Unsecured Notes include covenants that generally restrict the amount of funds that can be transferred from VCL and its restricted subsidiaries to the Company to a basket, which is calculated based on a cumulative earnings metric.

Revolving Credit Facility

In June 2024, VCL entered into a credit agreement for a five-year revolving credit facility in an aggregate principal amount of $375.0 million (the “Revolving Credit Facility”). Loans under the Revolving Credit Facility will be based on either SOFR or a base rate, with such rate ranging from SOFR plus a margin of 1.50% to 2.50% for SOFR loans and from a base rate plus a margin of 0.50% to 1.50% for base rate loans. VCL will also pay a commitment fee between 0.30% to 0.35%, payable quarterly, on the average daily unused amount of the Revolving Credit Facility. Proceeds from the Revolving Credit Facility will be used to make revolving loans to VRC AG, an indirect wholly-owned subsidiary of VCL, pursuant to an intercompany revolving loan agreement, the proceeds of which will be used by VRC AG to finance ongoing working capital requirements and for other general corporate purposes. The obligations of VCL under the Revolving Credit Facility are guaranteed by the Company and certain of VCL’s direct and indirect wholly-owned subsidiaries and are secured by VCL’s rights under the intercompany loan agreement with VRC AG, which is secured by mortgages over the following river vessels: Viking Odin, Viking Idun, Viking Freya, Viking Njord, Viking Eistla, Viking Bestla, Viking Embla, Viking Aegir, Viking Skadi, Viking Bragi, Viking Tor, Viking Var, Viking Forseti, Viking Rinda, Viking Jarl, Viking Atla, Viking Gullveig, Viking Ingvi and Viking Alsvin. As of June 30, 2025, the Group had no amounts drawn on the Revolving Credit Facility.

The Revolving Credit Facility contains affirmative and negative covenants that are customary for a senior secured credit agreement. The negative covenants include, among other things, limitations on asset sales, mergers and consolidations, indebtedness, liens, dividends, investments and transactions with affiliates. The Revolving Credit Facility also contains financial covenants that require VCL to maintain a leverage ratio and interest coverage ratio as per the levels specified in the credit agreement if the aggregate amount of outstanding loans under the Revolving Credit Facility exceeds a certain threshold. VCL and its restricted subsidiaries are generally permitted to incur secured vessel financings for up to 80% of a vessel’s value.

Undrawn borrowing facilities

As of June 30, 2025, the Group had signed SACE Financing agreements for the Viking Mira, Viking Libra, Viking Astrea, Viking Lyra, Ship XVII, Ship XVIII, Ship XIX and Ship XX. The Group also has a loan agreement for €167.5 million to finance four Longships scheduled for delivery in 2026 and one Longship-Seine scheduled for delivery in 2025. The SACE Financing and the €167.5 million loan agreement will be drawn down upon the delivery of each ship or vessel. See Note 15.

11.
SHARE CAPITAL

Share Capital Structure

As of June 30, 2025 and December 31, 2024, the authorized, issued and outstanding share capital was as follows:

	As of June 30, 2025			As of December 31, 2024
	Shares Authorized	Shares Issued	Shares Outstanding	Shares Authorized	Shares Issued	Shares Outstanding
Ordinary Shares	1,329,120,000	320,817,715	315,646,491	1,329,120,000	320,121,800	314,950,576
Special Shares	156,000,000	127,771,124	127,771,124	156,000,000	127,771,124	127,771,124

IPO and Warrants

On May 3, 2024, the Company closed its initial public offering (the “IPO”) of its ordinary shares. The Company issued 11,000,000 ordinary shares at a public offering price of $24.00 per share. The Company received net proceeds of $243.9 million after deducting underwriting discounts and commissions of $13.2 million and other offering expenses of $6.9 million. In connection with the Company’s IPO, all outstanding preference shares and Series C Preference Shares converted into ordinary shares on a one-for-one basis (the “Conversion Event”). All authorized Series C Preference Shares, preference shares and non-voting ordinary shares were also redesignated into authorized ordinary shares.

Additionally, upon the consummation of the IPO, the liquidity condition of the restricted share units (“RSUs”) granted prior to the IPO was satisfied, resulting in the vesting of 16,251,664 outstanding RSUs. To satisfy the tax withholding requirements related to the vesting of 16,251,664 outstanding RSUs, the Company withheld 5,171,224 ordinary shares (the “RSU Net Settlement”). Based on the IPO price of $24.00 per ordinary share, the RSU Net Settlement resulted in a $124.1 million increase in treasury shares.

Series C Private Placement Derivative

The Company’s previously issued Series C Preference Shares were accounted for at fair value as a financial liability as certain conversion features under the Company’s bye laws in effect prior to the IPO were not within the control of the Company and could have been cash settled.

The equity conversion features were bifurcated from the liability as an embedded derivative (the “Private Placement derivative”). For the three and six months ended June 30, 2024, the Company recognized Private Placement derivative losses of $57.6 million and $364.2 million, respectively, related to the remeasurement of the Private Placement derivative prior to the conversion of the Series C Preference Shares to ordinary shares. As of the Conversion Event, the fair values of the Private Placement derivative and the Private Placement liability were $3,005.0 million and $1,398.0 million, respectively. The Private Placement liability and the Private Placement derivative were derecognized as of the Conversion Event, which resulted in a $1.8 million increase in share capital and a $4,401.1 million increase in share premium. Upon conversion to ordinary shares, the Private Placement liability and derivative were no longer outstanding.

Additionally, prior to the IPO, in preference to the holders of the ordinary shares, non-voting ordinary shares, special shares and preference shares, the Series C Preference Shares were entitled to receive dividends on a periodic basis (“Series C Preferential Dividend”). For the three and six months ended June 30, 2024, the Company recognized $7.3 million and $28.6 million, respectively, in interest expense related to the Series C Preferential Dividend, which was paid prior to the IPO in the second quarter of 2024.

Warrants

The Company previously issued two warrants for 8,733,400 ordinary shares to VCAP, which were accounted for at fair value as a financial liability because the terms required the Company to potentially issue a variable number of ordinary shares in the future. For the three and six months ended June 30, 2024, the Company recognized losses of $123.0 million and $146.7 million, respectively, on the remeasurement of the warrant liability through other financial loss in the interim condensed consolidated statements of operations. In November 2024, all of the warrants vested and were exercised, and the associated liability ceased to be outstanding.

Dividend Activity

For the three and six months ended June 30, 2024, the Company declared and paid $7.2 million in dividends related to ordinary shares. For the three and six months ended June 30, 2024, the Company declared and paid $11.0 million in dividends related to special shares and preference shares. All dividends for the three and six months ended June 30, 2024 were declared and paid prior to the IPO.

12.
STOCK BASED COMPENSATION

The Company maintains the Viking Holdings Ltd Second Amended and Restated 2018 Equity Incentive Plan (the “2018 Incentive Plan”). As of June 30, 2025, the Company had reserved 59,027,217 ordinary shares for issuance under the 2018 Incentive Plan, of which 20,905,671 remained available for future issuance, plus any ordinary shares underlying outstanding share awards granted under the 2018 Incentive Plan that expire or are repurchased, forfeited, cancelled or withheld. The number of shares reserved for issuance under the 2018 Incentive Plan is subject to an annual increase on the first day of each calendar year, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year and (2) such smaller number of ordinary shares as determined by the Company’s board of directors at any time prior to the first day of a given calendar year.

For the three and six months ended June 30, 2025, the Group recognized stock based compensation expense of $22.2 million, comprised of $19.4 million related to RSUs and $2.8 million related to Performance RSUs (the “PSUs”), and $36.4 million, comprised of $32.1 million related to RSUs and $4.3 million related to PSUs, respectively. For the three and six months ended June 30, 2024, the Group recognized stock based compensation expense of $3.5 million and $7.1 million, respectively, all of which related to RSUs. Other paid-in equity also includes certain income tax effects related to the stock based awards.

The terms of the Group’s stock based awards are described in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2024.

RSUs

For the six months ended June 30, 2025, RSU activity was as follows:

	Number of RSUs	Weighted-Average Grant-date Fair Value
Outstanding at January 1, 2025	1,343,777	$21.87
Granted during the year	1,961,956	52.29
Forfeited during the year	(789)	46.23
Outstanding at June 30, 2025	3,304,944	$39.92

As of June 30, 2025, the Group had $91.0 million of total unrecognized compensation expense related to RSUs, which will be recognized over the weighted average period of 1.5 years.

PSUs

In February 2025, the Company granted 267,080 PSUs, reflected at target, to its executive officers under the 2018 Incentive Plan. The PSUs are subject to service vesting conditions of one to three years. The PSUs are also subject to performance vesting conditions, which are based upon the Group’s achievement of certain adjusted net income-based performance targets for the years ending December 31, 2025 to December 31, 2027, on an annual and cumulative basis. Depending on the Group’s performance, the actual number of ordinary shares that could be issued upon vesting of the PSUs could range from 0% to 200% of the target number of shares. Each reporting period, the Group remeasures stock-based compensation expense for the PSUs based on the best estimate of the number of ordinary shares that will be issued upon vesting and the timing of such vesting. The aggregate fair value of the PSUs granted in February 2025 was $14.1 million, reflected at target.

Stock options

For the six months ended June 30, 2025, stock option activity was as follows:

	Number of Options	Weighted-Average Exercise Price		Weighted Average Share Price on Exercise Date	Weighted-Average Remaining Contractual Term (in years)
Outstanding at January 1, 2025	2,128,724	$15.81			2.2
Exercised during the year	(695,915)	$13.80		$45.76
Outstanding at June 30, 2025	1,432,809	$16.78	(1)		1.8
Exercisable at June 30, 2025	1,432,809	$16.78	(1)		1.8

(1)
Stock options outstanding and exercisable include a range of exercise prices from $12.50 to $19.13.

Employee Share Purchase Plan

The Company maintains the Viking Holdings Ltd 2024 Employee Share Purchase Plan (the “2024 ESPP”). As of June 30, 2025, the Company had reserved 9,107,217 ordinary shares for issuance pursuant to a series of purchase rights under the 2024 ESPP. In addition, the number of shares reserved for issuance under the 2024 ESPP is subject to an annual increase on the first day of each calendar year, equal to the lesser of (1) 1.0% of the total number of ordinary shares and special shares outstanding on December 31 of the preceding calendar year; (2) 4,680,000 ordinary shares; and (3) such smaller number of ordinary shares as determined by the Company’s board of directors at any time prior to the first day of a given calendar year. As of June 30, 2025, no ordinary shares have been issued pursuant to the 2024 ESPP.

13.
NET INCOME (LOSS) PER SHARE

The rights, including dividend rights, of the ordinary shares and special shares are substantially identical, other than voting rights.

Basic net income (loss) per share (“Basic EPS”) is computed by dividing net income (loss) attributable to ordinary shares and special shares by the weighted-average number of ordinary shares and special shares outstanding during each period. Net income (loss) attributable to ordinary shares and special shares is determined in accordance with their rights to income and losses, as described in the Group’s annual consolidated financial statements.

To compute diluted net income (loss) per share (“Diluted EPS”), the Group adjusts the numerator and the denominator of Basic EPS. The Group adjusts net income (loss) attributable to ordinary shares and special shares for the changes in net income (loss) that would result from the conversion of dilutive potential ordinary shares to ordinary shares. Prior to the IPO, the adjustments to net income (loss) attributable to ordinary shares and special shares could also include changes in how the net income (loss) would be allocated to ordinary shares and special shares if dilutive potential ordinary shares converted to ordinary shares. The Group adjusts the weighted-average number of ordinary shares and special shares outstanding during each period by the weighted-average number of ordinary shares that would be issued upon the conversion of dilutive potential ordinary shares to ordinary shares.

For the three and six months ended June 30, 2025, potential ordinary shares included stock based awards. For the three and six months ended June 30, 2024, potential ordinary shares included preference shares prior to the Conversion Event, Series C Preference Shares prior to the Conversion Event, stock based awards beginning from the Conversion Event and the warrants. See Note 11.

Prior to the IPO, stock based awards were not potential ordinary shares because the underlying shares of the stock based awards were non-voting ordinary shares. While non-voting ordinary shares were considered a class of ordinary shares, because non-voting ordinary shares were not entitled to dividends, they were allocated no earnings or losses when calculating Basic EPS and Diluted EPS. As a result, Basic EPS and Diluted EPS for non-voting ordinary shares were zero in all periods when non-voting ordinary shares were outstanding. In connection with the consummation of the IPO, the Company’s share capital no longer includes non-voting ordinary shares.

The computation of Basic EPS and Diluted EPS is as follows:

	Three Months Ended		Six Months Ended
(in USD and thousands, except per share data)	June 30,		June 30,
Basic EPS	2025	2024	2025	2024
Numerator
Net income (loss) attributable to Viking Holdings Ltd	$439,048	$159,619	$333,575	$(331,379)
Net income (loss) allocated to shares other than ordinary shares and special shares	—	21,075	—	(102,516)
Net income (loss) allocated to ordinary shares and special shares	$439,048	$138,544	$333,575	$(228,863)
Denominator
Weighted-average ordinary shares and special shares	443,227	364,787	443,070	293,362
Basic EPS	$0.99	$0.38	$0.75	$(0.78)

	Three Months Ended		Six Months Ended
(in USD and thousands, except per share data)	June 30,		June 30,
Diluted EPS	2025	2024	2025	2024
Numerator
Net income (loss) of ordinary shares and special shares - Basic	$439,048	$138,544	$333,575	$(228,863)
Reallocation of income	—	317	—	—
Net income (loss) of ordinary shares and special shares - Diluted	$439,048	$138,861	$333,575	$(228,863)
Denominator
Weighted-average ordinary shares and special shares - Basic	443,227	364,787	443,070	293,362
Dilutive effect of stock based awards	2,322	2,401	2,238	—
Weighted-average ordinary shares and special shares - Diluted	445,549	367,188	445,308	293,362
Diluted EPS	$0.99	$0.38	$0.75	$(0.78)

For the three and six months ended June 30, 2025 and 2024, the weighted-average number of potential ordinary shares that were not included in the Diluted EPS calculations because they would be anti-dilutive were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(in thousands)	2025	2024	2025	2024
Series C Preference Shares	N/A	58,723	N/A	121,495
Warrants	N/A	8,731	N/A	8,731
Preference Shares	N/A	1,058	N/A	2,189
Stock based awards	41	—	233	1,201

14.
SEGMENTS

Operating segments are defined as components of an entity for which separate financial information is available and is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM, who is the Chief Executive Officer, evaluates the Group’s results in a number of ways, but the primary basis for allocating resources and assessing performance is based on product.

The Group’s reportable segments are River and Ocean. The Group defines its products based on the type of cruise offering and language of the cruise service. The River segment provides river cruises outside the United States to English-speaking passengers. The Ocean segment provides ocean cruises to English-speaking passengers. Other includes operating segments that are not individually reportable, consisting of expedition cruises for English-speaking passengers (“Expedition”), Mississippi River cruises for English-speaking passengers and Viking Asia, which includes cruises in languages other than English provided by the Group and the results of the China JV Investment (see Note 18). The Group typically designates the language of the cruise service by vessel for each cruise season, such that in any individual season, the vessel provides service in a single language for the entire season. In cases where a vessel changes its language service during the season, such as the Viking Yi Dun, each individual sailing is designated for a specific language, such that any single cruise is provided in a single language. See Note 4 for disaggregation of percentage of passengers by source market.

Operating income is the primary profitability metric the CODM uses to assess performance and allocate resources. Expenses attributable to multiple segments are allocated based on measures that are determined to relate most closely to the expenses, which are generally relative revenues, relative passengers booked, or relative passengers sailed for a particular period. The nature of cruise operating expenses is consistent across all operating segments.

Longship river vessels can be utilized in either River or Viking Asia, and may change between these products in different years. Ocean and expedition ships include ships for both Ocean and Expedition. See Note 8. River vessel charters and ocean ship accommodation agreements are recognized as right-of-use assets.

The Group typically finances its vessels and ships with loans or financial liabilities that are secured by the related vessels and ships. See Note 10.

Set forth below are results for the Group’s segments for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30, 2025
(in USD and thousands)	River	Ocean	Other	Total
Total revenue	$1,235,802	$1,271,869	$269,752	$2,777,423
Total cruise operating expenses	(745,508)	(698,170)	(171,085)	(1,614,763)
Other operating expenses
Selling and administration	(225,356)	(183,797)	(83,002)	(492,155)
Depreciation and amortization	(47,051)	(67,222)	(19,967)	(134,240)
Total other operating expenses	(272,407)	(251,019)	(102,969)	(626,395)
Operating income (loss)	$217,887	$322,680	$(4,302)	$536,265

	Six Months Ended June 30, 2024
(in USD and thousands)	River	Ocean	Other	Total
Total revenue	$1,057,178	$1,020,905	$227,333	$2,305,416
Total cruise operating expenses	(650,782)	(580,285)	(151,459)	(1,382,526)
Other operating expenses
Selling and administration	(222,588)	(146,443)	(71,380)	(440,411)
Depreciation and amortization	(49,600)	(55,603)	(22,112)	(127,315)
Total other operating expenses	(272,188)	(202,046)	(93,492)	(567,726)
Operating income (loss)	$134,208	$238,574	$(17,618)	$355,164

15.
COMMITMENTS AND CONTINGENCIES

Viking newbuilding program

River Newbuilds and Charters

A summary of the river newbuilding program as of June 30, 2025 is outlined below, assuming a euro to USD exchange rate of 1.15. In the first quarter of 2025, the Group entered into shipbuilding contracts for four Longships for delivery in 2027, one Longship-Douro for delivery in 2027 and four Longships for delivery in 2028. In the second quarter of 2025, the Group agreed to updated delivery dates for certain river vessels, which are reflected below. The Group has obtained financing for the Longship-Seine river vessel and four of the 2026 Longships, as described below.

River Vessels	Number of Vessels	Aggregate Price (in USD and thousands)	Delivery Date
Longships	3	$121,269	2025
Longship-Seine	1	40,566	2025
Longship-Douro	1	25,875	2025
Longships	5	210,623	2026
Longships	4	220,572	2027
Longship-Douro	1	29,141	2027
Longships	4	223,792	2028
Total	19	$871,838

In 2023, the Group entered into a loan agreement for €167.5 million to finance four Longships scheduled for delivery in 2026 and one Longship-Seine river vessel scheduled for delivery in 2025. Hermes has provided a guarantee equal to 95% of the loan amount. The loan is denominated in USD and the applicable exchange rate will be based on the prevailing exchange rate two business days prior to the date of drawdown. The loan has a term of 102 months from the date of drawdown and the Group may select fixed or variable rate financing prior to drawdown. VRC and VCL issued corporate guarantees for this loan.

In the first quarter of 2025, the Group secured the following options for additional river vessels:

River Vessels - Options	Number of Vessels	Delivery Date	Option Exercise Date
Longships	4	2029	September 30, 2026
Longships	4	2030	September 30, 2027

The Group has entered into raw materials agreements for six river vessels that will operate in Egypt, the Viking Amun, Viking Ptah, Viking Sekhmet, Viking Thoth and two other river vessels. The Group expects these vessels to be delivered between 2025 and 2027.

See Note 19 for events taking place subsequent to June 30, 2025.

Ocean Newbuilds

A summary of the ocean newbuilding program as of June 30, 2025 is outlined below, assuming a euro to USD exchange rate of 1.15. Each new ocean ship will have 998 berths. The Group has obtained financing for all ships, as described below.

Ocean Ships	Price (in USD and thousands)	Delivery Date
Viking Mira	$524,320	2026
Viking Libra	524,320	2026
Viking Astrea	540,500	2027
Viking Lyra	540,500	2028
Ship XVII	593,400	2028
Ship XVIII	593,400	2029
Ship XIX	593,400	2030
Ship XX	593,400	2030
Total	$4,503,240

In 2021 and 2022, the Group entered into SACE Financing for the Viking Mira, Viking Libra, Viking Astrea and Viking Lyra. In the first quarter of 2025, the Group entered into SACE Financing for Ship XVII, Ship XVIII, Ship XIX and Ship XX. These loans are for up to 80% of each newbuild’s contract price, including certain change orders, and 100% of the Export Credit Agency premium, and will be available for drawdown in USD. The interest rates for the loans are fixed. VCL and VOC II have jointly and severally guaranteed all of the Group’s SACE Financing. In addition, the Company jointly and severally guaranteed the loans for Ship XVII, Ship XVIII, Ship XIX and Ship XX.

In the second quarter of 2025, the Group entered into shipbuilding contracts for the ships outlined below, assuming a euro to U.S. dollar exchange rate of 1.15. These shipbuilding contracts will not become effective until certain financing conditions are met. If the financing conditions for Ship XXI and Ship XXII have not been met by January 31, 2026, these contracts can be terminated by the Group or the shipyard.

Ocean Ships	Price (in USD and thousands)	Delivery Date
Ship XXI	$643,885	2031
Ship XXII	643,885	2031
Total	$1,287,770

In 2024 and 2025, the Group secured the following options for additional ocean ships:

Ocean Ships - Options	Delivery Date	Option Exercise Date
Ship XXIII	2032	July 31, 2026
Ship XXIV	2032	July 31, 2026
Ship XXV	2033	July 30, 2027
Ship XXVI	2033	July 30, 2027

Leases

The table below summarizes the timing of future cash payments of the Group’s lease liabilities based on contractual undiscounted cash flows as of June 30, 2025:

June 30, 2025
(in USD and thousands)
3 months or less	$11,322
4 to 12 months	33,152
1 to 5 years	145,171
Over 5 years	201,534
Total	$391,179

The vessel charters and accommodation agreement also include future cash payments for non-lease components, which are not included in the table above. Payments for non-lease components include expenses for services, such as management fees and vessel operating expenses, of which certain costs are subject to change based on actual operating expenses. The table above also excludes variable lease payments, including certain payments related to the Viking Yi Dun accommodation agreement which are based on the number of passengers sailed. See Note 18.

The table above excludes amounts for executed lease agreements not yet commenced as of June 30, 2025 for underlying assets of which the Group has not yet obtained the right to control the use.

In 2023, the Group entered into a charter agreement for the Viking Tonle, an 80-berth river vessel traveling through Vietnam and Cambodia, scheduled for delivery in the third quarter of 2025, for the 2025 through 2033 seasons. The Group has an option to extend the charter for two additional seasons. The contractual payments for the initial term of nine seasons are $24.9 million, which includes payments for both lease and non-lease components.

In 2024, the Group entered into a lease agreement for buildings and docking locations in Germany, which has an initial term of 13 years with renewal options to extend the term an additional 10 years. The contractual payments for the initial term are $23.0 million, assuming a euro to USD exchange rate of 1.15. The lease agreement had not yet commenced as of June 30, 2025.

In the second quarter of 2025, the Group entered into charter agreements for two 80-berth river vessels traveling through India for the 2027 through 2035 seasons and the 2028 through 2036 seasons, respectively. The Group has options to extend the charters for three additional seasons. The contractual payments for the initial terms of nine seasons for each vessel are $29.2 million for the first vessel and $29.8 million for the second vessel, which include payments for both lease and non-lease components.

See Note 19 for events taking place subsequent to June 30, 2025.

Fuel commitments

The Group entered into contracts for a portion of its river fuel usage in Europe for the 2025 and 2026 seasons. As of June 30, 2025, the remaining portion of the contracts for the 2025 and 2026 seasons was 57,000 cubic meters. The contract prices are fixed for specified volumes and periods and depend on the place of delivery ranging from $60.30 to $81.30 per 100 liters, excluding taxes. The Group may incur fees for unused fuel amounts in the period of the contracts, which may be for non-usage or to roll over unused amounts into the following year.

Contingencies

In the normal course of the Group’s business, various claims and lawsuits have been filed or are pending against the Group. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of the Group’s liability is typically limited to its insurance deductible. In addition, new legislation, regulations or treaties, or claims related to interpretations or implementations thereof, could affect the Group’s business.

The Group has evaluated its overall exposure with respect to all of its threatened and pending claims and lawsuits and, to the extent required, the Group has accrued amounts for all estimable probable losses associated with its deemed exposure that are not covered by insurance. The Group intends to vigorously defend its legal position on all claims and lawsuits and, to the extent necessary, seek recovery.

16.
HEDGING INSTRUMENTS

The Group is exposed to foreign currency fluctuations, primarily related to changes in USD/EUR exchange rates, related to its operations.

In 2023, the Group entered into forward foreign currency contracts to purchase €470.0 million at an average euro to USD exchange rate of 1.09. The forward foreign currency contracts matured at various dates in 2024 and were designated as cash flow hedges for the majority of the Group’s highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2024.

In 2024, the Group entered into forward foreign currency contracts to purchase €970.0 million at an average euro to USD exchange rate of 1.10. The forward foreign currency contracts mature at various dates in 2025 and 2026, and were designated as cash flow hedges for the majority of the Group’s highly probable forecasted expenditures denominated in euros for direct costs of cruise, land and onboard and vessel operating expenses in 2025 and 2026.

An economic relationship exists between the hedged items and the hedging instruments as the terms of the forward foreign currency contracts match the terms of the highly probable forecast transactions.

As of June 30, 2025 and December 31, 2024, the Group held the following forward foreign currency contracts:

	Maturity
	Less than 12 months	Greater than 12 months	Total
(in EUR and thousands)
Forward foreign currency contracts
As of June 30, 2025
Notional amount	€481,275	€287,650	€768,925
Weighted-average forward price (EUR/USD)	1.10	1.10	1.10
As of December 31, 2024
Notional amount	€470,000	$500,000	€970,000
Weighted-average forward price (EUR/USD)	1.10	1.10	1.10

The impact of the hedging instruments on the interim condensed consolidated statements of financial position as of June 30, 2025 and December 31, 2024 was as follows:

	Notional amount	Carrying amount	Financial statement line item	Changes in fair value (gain/(loss)) used for calculating hedge ineffectiveness
(in USD and thousands except notional amount in EUR and thousands)
Forward foreign currency contracts
As of June 30, 2025	€768,925	$43,308	Prepaid expenses and other current assets	$115,992
		27,942	Other non-current assets
As of December 31, 2024	€970,000	$24,802	Accrued expenses and other current liabilities	$(53,886)
		$14,995	Other non-current liabilities

For the three and six months ended June 30, 2025 and 2024, the effect of the cash flow hedges in the interim condensed consolidated statements of operations and the interim condensed consolidated statements of other comprehensive income (loss) was as follows:

	Amount of total hedging gain/(loss) recognized in the interim condensed consolidated statement of other comprehensive income (loss)	Amount of gain/(loss) reclassified from the interim condensed consolidated statement of other comprehensive income (loss) to the interim condensed consolidated statement of operations	Interim condensed consolidated statement of operations line item
(in USD and thousands)
Highly probable forecasted expenditures
Three months ended June 30, 2025	$78,297	$5,679	$2,410 Direct costs of cruise, land and onboard $3,269 Vessel operating
Three months ended June 30, 2024	$(8,248)	$(2,498)	$(1,035) Direct costs of cruise, land and onboard $(1,463) Vessel operating
Six months ended June 30, 2025	$115,992	$4,946	$2,360 Direct costs of cruise, land and onboard $2,586 Vessel operating
Six months ended June 30, 2024	$(21,290)	$(2,273)	$(1,023) Direct costs of cruise, land and onboard $(1,250) Vessel operating

No hedge ineffectiveness was recognized in the interim condensed consolidated statements of operations for the three and six months ended June 30, 2025 and 2024.

Set out below is a reconciliation of the cash flow hedge component of equity for the six months ended June 30, 2025 and 2024:

	Cash flow hedge
	2025	2024
(in USD and thousands)
As of January 1	$(39,797)	$9,315
Effective portion of changes in fair value arising from:
Forward foreign currency contracts - forecasted expenditures	115,992	(21,290)
Amount reclassified to the interim condensed consolidated statements of operations
Maturity of effective hedges	(4,946)	2,273
As of June 30	$71,249	$(9,702)

The same reconciliation items presented above for components of equity apply to the components of other comprehensive income (loss) for the six months ended June 30, 2025 and 2024.

17.
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Changes in Liabilities Arising from Financing Activities

	January 1, 2025	Principal payments	Proceeds from borrowings	Transaction costs incurred for borrowings	Reclassifications and other	June 30, 2025
(in USD and thousands)
Short-term portion of bank loans and financial liabilities	$220,116	$(122,886)	$—	$—	$152,616	$249,846
Long-term portion of bank loans and financial liabilities	1,823,657	—	430,507	(41,912)	(69,297)	2,142,955
Secured Notes	1,017,501	—	—	—	961	1,018,462
Short-term portion of Unsecured Notes	249,650	(250,000)	—	—	350	—
Long-term portion of Unsecured Notes	2,025,001	—	—	—	2,022	2,027,023
Short-term portion of lease liabilities	28,944	(13,503)	—	—	13,165	28,606
Long-term portion of lease liabilities	207,594	—	—	—	(15,678)	191,916
Total liabilities from financing activities	$5,572,463	$(386,389)	$430,507	$(41,912)	$84,139	$5,658,808

	January 1, 2024	Principal payments	Series C Conversion to ordinary shares	Reclassifications and other	June 30, 2024
(in USD and thousands)
Short-term portion of bank loans and financial liabilities	$253,020	$(167,894)	$—	$105,679	$190,805
Long-term portion of bank loans and financial liabilities	1,757,372	(38,980)	—	(115,317)	1,603,075
Secured Notes	1,015,657	—	—	909	1,016,566
Short-term portion of Unsecured Notes	—	—		249,198	249,198
Long-term portion of Unsecured Notes	2,270,246	—	—	(247,195)	2,023,051
Private Placement liability	1,394,552	—	(1,397,960)	3,408	—
Short-term portion of lease liabilities	24,670	(12,574)	—	12,562	24,658
Long-term portion of lease liabilities	227,956	—	—	(12,571)	215,385
Total liabilities from financing activities	$6,943,473	$(219,448)	$(1,397,960)	$(3,327)	$5,322,738

The ‘Reclassifications and other’ column primarily includes the effect of reclassification of long-term portion of bank loans and financial liabilities to short-term, amortization of debt issuance costs, foreign currency on loans and changes in lease liabilities other than principal payments.

Fair Value of Financial Assets and Liabilities

The carrying amounts of the Group’s financial assets and liabilities all approximate the fair values of those assets and liabilities as of June 30, 2025 and December 31, 2024, except for fixed interest bank loans and financial liabilities, and secured and unsecured notes, as outlined below:

	Carrying amount		Fair value
(in USD and thousands)	June 30,	December 31,	June 30,	December 31,
Financial assets	2025	2024	2025	2024
Forward foreign currency contracts	$71,250	$—	$71,250	$—
Accounts and other receivables and prepaid expenses and other current assets	10,777	11,122	10,777	11,122
Other non-current assets	45,155	41,987	45,155	41,987
Total financial assets	$127,182	$53,109	$127,182	$53,109

Total current	$54,085	$11,122	$54,085	$11,122
Total non-current	$73,097	$41,987	$73,097	$41,987

	Carrying amount		Fair value
(in USD and thousands)	June 30,	December 31,	June 30,	December 31,
Financial liabilities	2025	2024	2025	2024
Forward foreign currency contracts	$—	$39,797	$—	$39,797
Bank loans and financial liabilities	2,392,801	2,043,773	2,495,301	2,084,552
Secured Notes	1,018,462	1,017,501	1,021,304	1,001,756
Unsecured Notes	2,027,023	2,274,651	2,106,604	2,345,481
Other non-current liabilities	2,767	1,991	2,767	1,991
Total financial liabilities	$5,441,053	$5,377,713	$5,625,976	$5,473,577

Total current	$249,846	$494,568	$260,549	$499,237
Total non-current	$5,191,207	$4,883,145	$5,365,427	$4,974,340

Fair Value Hierarchy

The following hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available:

Level 1 – Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement dates.

Level 2 – Significant other observable inputs that are used by market participants in pricing the asset or liability based on market data obtained from independent sources.

Level 3 – Significant unobservable inputs the Group believes market participants would use in pricing the asset or liability based on the best information available.

For assets and liabilities that are recognized in the interim financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. The Group had no transfers between levels in the hierarchy during the three and six months ended June 30, 2025 and 2024.

As of June 30, 2025 and December 31, 2024, designation within the fair value hierarchy for the Group’s financial assets and liabilities is outlined below:

	Carrying amount		Fair value
(in USD and thousands)	June 30,	December 31,	June 30,	December 31,
Financial assets	2025	2024	2025	2024
Level 1
Cash deposits	$55,932	$51,384	$55,932	$51,384
Level 2
Forward foreign currency contracts	71,250	—	71,250	—
Other	—	1,725	—	1,725
Total financial assets	$127,182	$53,109	$127,182	$53,109

	Carrying amount		Fair value
(in USD and thousands)	June 30,	December 31,	June 30,	December 31,
Financial liabilities	2025	2024	2025	2024
Level 2
Forward foreign currency contracts	$—	$39,797	$—	$39,797
Bank loans and financial liabilities	2,392,801	2,043,773	2,495,301	2,084,552
Secured Notes	1,018,462	1,017,501	1,021,304	1,001,756
Unsecured Notes	2,027,023	2,274,651	2,106,604	2,345,481
Level 3
Other	2,767	1,991	2,767	1,991
Total financial liabilities	$5,441,053	$5,377,713	$5,625,976	$5,473,577

Financial assets and liabilities measured at amortized cost

The fair value of the Group’s fixed interest bank loans and financial liabilities were calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities. The Unsecured Notes and the Secured Notes use pricing from secondary markets for the Group’s issued notes that are observable for the notes throughout the duration of the term. The Group designated these financial liabilities as Level 2 fair value instruments as valuation techniques contain observable inputs used by market participants.

Financial assets and liabilities measured at fair value

Forward foreign currency contracts are designated as Level 2 fair value instruments as the fair values are measured based on inputs that are readily available in public markets or can be derived from information in publicly quoted markets. The valuation is determined using present value calculations that incorporate inputs such as foreign exchange spot and forward rates and yield curves of the respective currencies.

18.
TRANSACTIONS WITH RELATED PARTIES

Transactions with the China JV Investment

In 2020, the Group entered into an agreement with a subsidiary of China Merchants Group to together build a cruise line targeting the Chinese-speaking populations in China (the “China JV Investment”). The China JV Investment is comprised of two primary entities, CMV and Shenzhen China Merchants Viking Cruises Tourism Limited.

For the six months ended June 30, 2025 and 2024, the Group contributed capital of $6.5 million and $4.0 million, respectively, to CMV. At the time of the capital contributions, the carrying amount of the Group’s investment in CMV was zero and the Group had not previously recognized its entire portion of CMV’s losses. Accordingly, $1.5 million and $4.0 million were recognized as losses and included in other financial loss in the interim condensed consolidated statements of operations for the six months ended June 30, 2025 and 2024, respectively. The carrying amount of the Group’s investment in CMV, which is included in other non-current assets on the interim condensed consolidated statements of financial position, was $5.0 million and $0.6 million as of June 30, 2025 and December 31, 2024, respectively.

In 2021, the Group sold an ocean ship, the Viking Yi Dun, to CMV. CMV financed the purchase and pursuant to the terms of the Group’s investment in CMV, VCL guaranteed 10% of CMV’s obligations under the financing, up to a maximum of $45.0 million.

In 2024, the Group entered into an accommodation agreement with CMV for all cabins on the Viking Yi Dun from the third quarter of 2024 until the end of 2026. The accommodation agreement includes both fixed and variable lease payments. For the three and six months ended June 30, 2025, the Group recognized vessel operating expenses related to variable lease payments for the Viking Yi Dun of $4.6 million and $7.3 million, respectively. For the three and six months ended June 30, 2025, the Group recognized depreciation expense related to the lease of $0.5 million and $2.2 million, respectively. For the three and six months ended June 30, 2025, the Group recognized interest expense related to the lease of $0.1 million and $0.2 million, respectively.

The Group recognized services revenue in 2024 related to services performed prior to the first sailings under the accommodation agreement discussed above. For the three and six months ended June 30, 2024, the Group recognized services revenue of $4.0 million and $8.0 million, respectively, which is included in onboard and other in the interim condensed consolidated statements of operations.

19.
SUBSEQUENT EVENTS

Subsequent to June 30, 2025, the Group had the following significant events:

•
In July 2025, the lease agreement in Germany (see Note 15) commenced.
•
In August 2025, the Group took delivery of the Viking Amun.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the related notes to those statements included in Item 1 of this Report on Form 6-K (the “Report”). Unless the context requires otherwise, references in this section to “we,” “our,” “us” and “Viking” are to Viking Holdings Ltd (“VHL”) and its consolidated subsidiaries. We encourage you to read the audited annual consolidated financial statements, the unaudited interim condensed consolidated financial statements and the related notes thereto, as well as the information presented under “Selected Operational and Financial Metrics, including Non-IFRS Accounting Standards Measures,” which should be read together with the information presented herein. As described in our annual consolidated financial statements included in our Form 20-F filed with the SEC on March 11, 2025 (our “Annual Report”), we identified an error related to the capitalization of interest in the cost of our ships and revised our prior period interim financial statements to correct this error, including all impacted footnote disclosures. See Notes 2 and 28 to our annual consolidated financial statements for additional information.

Special Note Regarding Forward-Looking Statements

The discussion under this caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains “forward‑looking statements,” as that term is defined in the U.S. federal securities laws. These forward‑looking statements include, but are not limited to, statements other than statements of historical facts contained in this Report, including among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs, the industry in which we operate and other similar matters. In some cases, we have identified forward‑looking statements in this Report by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward‑looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control.

Forward‑looking statements speak only as of the date of this Report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should not place undue reliance on the forward‑looking statements included in this Report or that may be made elsewhere from time to time by us, or on our behalf. All forward‑looking statements attributable to us are expressly qualified by these cautionary statements.

Although we believe that our expectations are based on reasonable assumptions, our actual results may differ materially from those expressed in, or implied by, the forward‑looking statements included in this Report as a result of various factors, including, among others:

•
changes in the general worldwide economic and political environment;
•
adverse weather conditions or other natural disasters;
•
adverse incidents involving cruise ships;
•
disease outbreaks or pandemics;
•
the existence or threat of terrorist attacks, wars, acts of piracy and other events affecting the safety and security of travel;
•
increased costs, including airfare and fuel prices, as a result of inflation, rising interest rates or labor shortages;
•
fluctuations in foreign currency exchange rates;
•
changes in cruise capacity, demand and infrastructure;
•
the continued service of our senior management;
•
our ability to compete effectively in the cruise industry;
•
our ability to expand into new markets;
•
the impact of seasonality on our business;
•
our ability to effectively manage our growth;
•
increases in the cost of, or delays in, ship construction or ship repairs, maintenance or refurbishments;
•
the availability of attractive, convenient and safe port destinations;
•
our reliance on travel agencies;
•
the availability of, or increases in the prices or delays for, the services and products provided by third parties;

•
the availability and cost of commercial airline services for guests;
•
changes in credit card processing terms and requirements, guest payment policies, or consumer protection legislation or regulations;
•
our ability to maintain and develop our premium brand;
•
our ability to protect our intellectual property;
•
breaches in data security or other disturbances to our information technology networks and operations;
•
our ability to generate sufficient cash to service all of our indebtedness or to obtain additional financing if necessary;
•
the adverse impacts of compliance or legal matters, including litigation;
•
additional, trade, financial or economic sanctions;
•
changes in trade policies;
•
the application of, or amendments to, existing tax laws, rules or regulations or enactment of new tax laws, rules or regulations; and
•
other risks and uncertainties discussed under “Risk Factors”, “Qualitative and Quantitative Disclosure about Market Risk” and elsewhere in our filings with the United States Securities and Exchange Commission (the “SEC”).

These risks are not exhaustive. Other sections of this Report describe additional factors that could adversely affect our results of operations, financial condition, liquidity and the development of the industries in which we operate. New risks can emerge from time to time, and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not rely on forward-looking statements as a prediction of actual results.

Overview

Viking was founded in 1997 with four river vessels and a simple vision that travel could be more destination-focused and culturally immersive. Today, we have grown into one of the world’s leading travel companies, with a fleet of 99 small, state-of-the-art ships, which we view as floating hotels. From our iconic journeys on the world’s great rivers, including our Mississippi River itineraries, to our ocean voyages around the globe and our extraordinary expeditions to the ends of the earth, we offer meaningful travel experiences on all seven continents in all three categories of the cruise industry—river, ocean and expedition cruising.

We launched Viking River in 1997. Seeing unaddressed demand for a destination-focused product in the ocean cruise market, we launched Viking Ocean in 2015, which has since become our fastest growing segment. Looking beyond our primary source markets, we launched Asia Outbound with river cruises for the Mandarin-speaking market in 2016. In 2022, we further expanded our platform with Viking Expedition and Viking Mississippi. Each new product creates additional travel opportunities for past guests and broadens our platform to attract new guests.

In this section, references to (1) “Viking River” are to our river cruise product marketed to English-speaking passengers, excluding Viking Mississippi, (2) “Viking Ocean” are to our ocean cruise product marketed to English-speaking passengers, (3) “Viking Expedition” are to our expedition cruise product for travel to the Antarctic and Great Lakes regions, (4) “Viking Mississippi” are to the river cruise product for cruising the Mississippi River and (5) “Viking Asia” are to both our river and ocean cruise product for cruises in languages other than English (“Asia Outbound”) and our joint venture between us and China Merchants Shekou, a subsidiary of China Merchants Group. For Asia Outbound, we operated four Longships in 2024 and are operating four Longships in 2025.

Booking Environment

Advance Bookings reflects the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air. Advance Bookings does not reflect changes to guest reservations after the applicable specific point in time. Advance Bookings are presented in U.S. dollars. As guests from Australia, Canada and the United Kingdom make reservations in local currencies, the ticketed amounts are converted based on the relevant exchange rate. Advance Bookings includes redemptions of vouchers.

For Viking River, Viking Ocean, Viking Expedition and Viking Mississippi collectively, operating capacity is 12% higher for the 2025 season in comparison to the 2024 season and 9% higher for the 2026 season in comparison to the 2025 season. As of August 10, 2025, for the 2025 and 2026 seasons, we had sold 96% and 55%, respectively, of our Capacity PCDs and had $5,638 million and $3,883 million, respectively, of Advance Bookings. Advance Bookings were 21% and 13% higher in comparison to the 2024 and 2025 seasons, respectively, at the same point in time. Advance Bookings per PCD for the 2025 season was $784, 7% higher than the 2024 season at the same point in time and Advance Bookings per PCD for the 2026 season was $866, 4% higher than the 2025 season at the same point in time.

The following bullets contain additional information about Advance Bookings for Viking Ocean and Viking River for the 2025 and 2026 seasons as of August 10, 2025, compared with the 2024 and 2025 seasons, respectively, at the same point in time:

Viking Ocean:

•
Operating capacity is 18% higher for the 2025 season in comparison to the 2024 season. We had sold 95% of our Capacity PCDs for the 2025 season, and had $2,499 million of Advance Bookings, an increase of 29% compared to the same point in time for the 2024 season. Advance Bookings per PCD for the 2025 season was $720, compared to $665 at the same point in time for the 2024 season.
•
Operating capacity is 9% higher for the 2026 season in comparison to the 2025 season. We had sold 64% of our Capacity PCDs for the 2026 season, and had $1,976 million of Advance Bookings, an increase of 19% compared to the same point in time for the 2025 season. Advance Bookings per PCD for the 2026 season was $780, compared to $752 at the same point in time for the 2025 season.

Viking River:

•
Operating capacity is 6% higher for the 2025 season in comparison to the 2024 season. We had sold 97% of our Capacity PCDs for the 2025 season, and had $2,725 million of Advance Bookings, an increase of 16% compared to the same point in time for the 2024 season. Advance Bookings per PCD for the 2025 season was $819, compared to $761 at the same point in time for the 2024 season.
•
Operating capacity is 9% higher for the 2026 season in comparison to the 2025 season. We had sold 45% of our Capacity PCDs for the 2026 season, and had $1,584 million of Advance Bookings, an increase of 5% compared to the same point in time for the 2025 season. Advance Bookings per PCD for the 2026 season was $940, compared to $887 at the same point in time for the 2025 season.

Key Factors Affecting Our Results of Operations

Key factors that have influenced our results of operations in the past and may also influence results in the future include:

Significant Early Bookings—We have historically been able to attain high levels of early bookings. Due to these bookings, we have insight into levels of guest demand, and can strategically allocate the ships in our fleet to optimize our revenue and Net Yield. For example, we may distribute a greater number of our Longships to regions with higher demand, or manage our capacity by consolidating passengers and taking one or more of our river ships out of service to reduce our operating costs. Additionally, the insights into guest demand inform our decisions for future ship commitments and allow us to coordinate our planned capacity growth with expected future demand. As cruise-related revenue is recognized over the duration of the cruise, our results of operations are affected by strategies we employed during prior periods. For instance, to obtain early bookings, a significant portion of the selling and administration expenses that we incur in a period supports revenues for future periods, including marketing and employee costs that support the growth of our fleet. We expect that our ability to attain high levels of early bookings for future seasons will impact our results for future periods.

Size of Our Fleet and Occupancy—Our operating results are highly correlated with the number of ships that we operate during a given period and our Occupancy. If we take delivery of additional ships, our potential Capacity PCDs increase, which may increase our revenue. In contrast, if we decide to take one or more of our ships out of service, our Capacity PCDs decrease, which we expect will lower our revenue. As of June 30, 2025, our fleet consisted of 84 river vessels, including the Viking Mississippi, 12 ocean ships, including the Viking Yi Dun, and two expedition ships.

We strategically manage our fleet by adjusting the number of ships deployed to a particular region, or in total, to improve Occupancy and efficiently manage operating costs. Our early bookings enable us to best position our fleet to meet guest demand.

Seasonality—Our results are seasonal because while our ocean, expedition and Mississippi products operate year-round, the primary cruising season for our river product is from April to October, although some of our river cruises run longer seasons. Additionally, our highest Occupancy occurs during the Northern Hemisphere’s summer months. We recognize cruise-related revenue over the duration of the cruise and expense our marketing and employee costs when the related costs are incurred. As a result, the majority of our revenue and profits have historically been earned in the second and third quarters of each year, while the first and fourth quarters of each year have been closer to break even or a loss, as our selling and administration expenses are consistent throughout the year. Though the growth of our fleet of year-round products will continue to reduce the seasonality in future periods, we expect the seasonality trend of our revenue and profits to continue.

Operating costs and expenses—Our operating costs and expenses are dependent on both macroeconomic factors and our strategic decisions. Inflation may increase our operating costs and expenses in future periods, including costs of labor, fuel and airfare. Inflation generally does not impact our ship commitments that are already under contract as a fixed price has already been agreed upon. Additionally, as a result of our early bookings, we may not be able to pass on increases in operating costs and expenses, including cost increases from our suppliers and changes in governmental fees and taxes, to our guests with existing bookings, though we are able to adjust pricing for future bookings. However, as a significant portion of our marketing expenses are discretionary, we are able to strategically deploy our resources based on current market conditions, our early bookings and other factors.

Financial Presentation

Description of Certain Line Items

Revenue

Our revenue consists of:

•
Cruise and land, which includes revenue, net of discounts, earned primarily from cruises, air, land excursions, cancellation revenue and travel protection, net; and
•
Onboard and other, which primarily consists of revenue related to optional shore excursions, onboard bar revenue, shop revenue and other products offered during a cruise, and services revenue.

Expenses

Our operating costs and expenses consist of:

•
Commissions and transportation costs, which consists of commission payments made to third parties for selling our product and the cost of air and other transportation;
•
Direct costs of cruise, land and onboard, which primarily includes cost of land excursions shore excursions, credit card fees, transfer costs and onboard purchases;
•
Vessel operating, which primarily consists of costs to operate the vessels such as staff costs, fuel, emissions, food and hotel consumables, port charges, insurance, repair and maintenance, value added taxes, and charter costs for variable and non-lease components; and
•
Selling and administration, which primarily consists of costs associated with marketing costs, employee costs, office expenses, professional services and other administration costs.

Selected Operational and Financial Metrics, including Non-IFRS Accounting Standards Financial Measures

We use certain non-IFRS Accounting Standards financial measures, such as Adjusted Gross Margin, Net Yield, Adjusted EBITDA, Adjusted Net Income (Loss) attributable to Viking Holdings Ltd, Adjusted EPS and vessel operating expenses excluding fuel to analyze our performance. We utilize Adjusted Gross Margin and Net Yield to manage our business because these measures reflect revenue earned net of certain direct variable costs. We also present certain non-IFRS Accounting Standards financial measures because we believe that they are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. Our non-IFRS Accounting Standards financial measures have limitations as analytical tools, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS Accounting Standards.

Adjusted Earnings per Share or Adjusted EPS represents Adjusted Net Income (Loss) attributable to Viking Holdings Ltd divided by Adjusted Weighted-Average Shares Outstanding. We present Adjusted EPS because we believe it provides additional information to us and our investors about the earnings performance of our primary operating business.

Adjusted EBITDA represents EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for non-cash Private Placement derivative gains and losses, currency gains or losses, stock-based compensation expense, and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items). Adjusted EBITDA is a non-IFRS Accounting Standards financial measure and does not comply with IFRS Accounting Standards because it is adjusted to exclude certain cash and non-cash expenses. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS Accounting Standards can provide alone. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS Accounting Standards. You should exercise caution in comparing our Adjusted EBITDA to Adjusted EBITDA of other companies.

Adjusted Gross Margin is gross margin adjusted for vessel operating and ship depreciation and impairment. Gross margin is calculated pursuant to IFRS Accounting Standards as total revenue less total cruise operating expenses and ship depreciation and impairment. Adjusted Gross Margin has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS Accounting Standards.

Adjusted Net Income (Loss) attributable to Viking Holdings Ltd represents net income (loss) attributable to Viking Holdings Ltd excluding certain items that we believe are not part of our primary operating business and are not an indication of our future earnings performance. We believe that interest expense and Private Placement derivatives gain (loss) related to our Series C Preference Shares, warrants gain (loss), debt extinguishment and modification costs, gain (loss) on embedded derivatives associated with debt and financial liabilities, impairment charges and reversals and certain other gains and losses are not a part of our primary operating business and are not an indication of our future earnings performance.

Adjusted Weighted-Average Shares Outstanding represents the diluted weighted-average ordinary shares and special shares outstanding, adjusted for outstanding warrants and the impact of RSUs and stock options under the treasury stock method to the extent not included in diluted weighted-average ordinary shares outstanding, as further adjusted in 2024 to reflect the conversion of the Series C Preference Shares and preference shares as if it had occurred at the beginning of the year.

Capacity Passenger Cruise Days or Capacity PCDs with respect to any given period is a measurement of capacity that represents, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period.

Net Yield is Adjusted Gross Margin divided by Passenger Cruise Days. Due to early bookings by our passengers, our Net Yield for a given reporting period is affected by strategies we employed or events that occurred prior to the sailing year.

Occupancy is the ratio, expressed as a percentage, of Passenger Cruise Days to Capacity Passenger Cruise Days with respect to any given period. Contrary to many of our competitors, we do not allow more than two passengers to occupy a two berth stateroom. Additionally, we have guests who choose to travel alone and are willing to pay higher prices for single occupancy in a two berth stateroom. As a result, our Occupancy cannot exceed 100% and may be less than 100%, even if all our staterooms are booked.

Passenger Cruise Days or PCDs is the number of passengers carried for each cruise, with respect to any given period and for each ship operating during the relevant period, multiplied by the number of Ship Operating Days.

Ship Operating Days is the number of days within any given period that a ship and vessel is in service and carrying cruise passengers, determined on an aggregated basis for all ships and vessels in operation during the relevant period.

Vessel operating expenses excluding fuel is vessel operating expenses less fuel expense. Management believes this is a relevant measure for evaluating our ability to control costs. Vessel operating expenses excluding fuel has limitations as an analytical tool because it excludes an expense necessary for conducting our operations, and should not be considered in isolation, or as a substitute for an analysis of our results as reported under IFRS Accounting Standards.

Results of Operations

Operating results for the three and six months ended June 30, 2025 and 2024 are shown in the following table:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
(in thousands, except per share data)
Consolidated Statements of Operations
Revenue
Cruise and land	$1,755,197	$1,480,539	$2,590,162	$2,145,823
Onboard and other	125,170	106,722	187,261	159,593
Total revenue	1,880,367	1,587,261	2,777,423	2,305,416
Cruise operating expenses
Commissions and transportation costs	(400,996)	(346,080)	(576,680)	(483,488)
Direct costs of cruise, land and onboard	(242,448)	(203,523)	(350,477)	(288,950)
Vessel operating	(377,658)	(328,998)	(687,606)	(610,088)
Total cruise operating expenses	(1,021,102)	(878,601)	(1,614,763)	(1,382,526)
Other operating expenses
Selling and administration	(248,293)	(220,593)	(492,155)	(440,411)
Depreciation and amortization	(65,440)	(61,773)	(134,240)	(127,315)
Total other operating expenses	(313,733)	(282,366)	(626,395)	(567,726)
Operating income	545,532	426,294	536,265	355,164
Non-operating income (expense)
Interest income	19,708	14,738	39,897	33,207
Interest expense	(83,978)	(96,024)	(170,682)	(209,656)
Currency (loss) gain	(37,245)	1,382	(62,852)	10,180
Private Placement derivative loss	—	(57,568)	—	(364,214)
Other financial loss	(184)	(121,568)	(1,080)	(146,523)
Income (loss) before income taxes	443,833	167,254	341,548	(321,842)
Income tax expense	(4,596)	(7,486)	(7,763)	(9,092)
Net income (loss)	$439,237	$159,768	$333,785	$(330,934)

Net income (loss) attributable to Viking Holdings Ltd	$439,048	$159,619	$333,575	$(331,379)
Net income attributable to non-controlling interests	$189	$149	$210	$445

Weighted-average ordinary shares and special shares outstanding - Diluted	445,549	367,188	445,308	293,362
Net income (loss) per share attributable to ordinary and special shares - Diluted	$0.99	$0.38	$0.75	$(0.78)

Other Financial Data:
Adjusted EBITDA	$632,945	$492,561	$705,790	$488,140

The following table reconciles net income (loss), the most directly comparable IFRS Accounting Standards measure, to Adjusted EBITDA for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
(in thousands)
Net income (loss)	$439,237	$159,768	$333,785	$(330,934)
Interest income	(19,708)	(14,738)	(39,897)	(33,207)
Interest expense	83,978	96,024	170,682	209,656
Income tax expense	4,596	7,486	7,763	9,092
Depreciation and amortization	65,440	61,773	134,240	127,315
EBITDA	573,543	310,313	606,573	(18,078)
Private Placement derivative loss (a)	—	57,568	—	364,214
Warrants loss (b)	—	123,019	—	146,730
Other financial income	—	(497)	—	(1,604)
Currency loss (gain)	37,245	(1,382)	62,852	(10,180)
Stock based compensation expense	22,157	3,540	36,365	7,058
Adjusted EBITDA	$632,945	$492,561	$705,790	$488,140

(a)

Private Placement derivative loss represented the non-cash loss on the remeasurement of the fair value of the derivatives associated with the Series C Preference Shares. The Series C Preference Shares automatically converted to ordinary shares immediately prior to the consummation of our IPO.

(b)

Warrants loss represented the non-cash loss on the remeasurement of the warrant liability and is included in other financial loss on the interim condensed consolidated statements of operations. All warrants were exercised in November 2024, at which point the associated liability ceased to be outstanding.

The following tables show the calculation of Adjusted EPS for the three and six months ended June 30, 2025 and 2024. Additionally, the following tables reconcile net income (loss) attributable to Viking Holdings Ltd, the most directly comparable IFRS Accounting Standards measure, to Adjusted Net Income (Loss) attributable to Viking Holdings Ltd and diluted weighted-average ordinary shares and special shares outstanding, the most directly comparable IFRS Accounting Standards measure, to Adjusted Weighted-Average Shares Outstanding for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
(in thousands, except Adjusted EPS)
Adjusted Net Income attributable to Viking Holdings Ltd	$439,048	$349,116	$333,575	$211,179
Adjusted Weighted-Average Shares Outstanding	445,549	435,702	445,308	426,979
Adjusted EPS	$0.99	$0.80	$0.75	$0.49

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
(in thousands)
Net income (loss) attributable to Viking Holdings Ltd	$439,048	$159,619	$333,575	$(331,379)
Interest expense and Private Placement derivatives loss related to Series C Preference Shares	—	65,750	—	396,207
Warrants loss	—	123,019	—	146,730
Gain (loss), net, for debt extinguishment and modification costs and embedded derivatives associated with debt and financial liabilities	—	728	—	(379)
Adjusted Net Income attributable to Viking Holdings Ltd	$439,048	$349,116	$333,575	$211,179

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
(in thousands)
Weighted average ordinary shares and special shares outstanding - Diluted	445,549	367,188	445,308	293,362
Outstanding warrants	—	8,733	—	8,733
RSUs and stock options	—	—	—	1,201
Assumed conversion of Series C Preference Shares and preference shares at the beginning of 2024	—	59,781	—	123,683
Adjusted Weighted-Average Shares Outstanding	445,549	435,702	445,308	426,979

The following table sets forth selected statistical and operating data on a consolidated basis:

Statistical and Operating Data	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Consolidated
Vessels operated (a)	90	85	90	85
Passengers	224,643	201,317	328,125	291,766
PCDs	2,038,772	1,846,709	3,165,630	2,821,686
Capacity PCDs	2,131,907	1,958,860	3,324,274	2,996,484
Occupancy	95.6%	94.3%	95.2%	94.2%
Adjusted Gross Margin (in thousands)	$1,236,923	$1,037,658	$1,850,266	$1,532,978
Net Yield	$607	$562	$584	$543
Vessel operating expenses (in thousands)	$377,658	$328,998	$687,606	$610,088
Vessel operating expenses excluding fuel (in thousands)	$334,518	$284,099	$602,753	$523,136
Vessel operating expenses per Capacity PCD	$177	$168	$207	$204
Vessel operating expenses excluding fuel per Capacity PCD	$157	$145	$181	$175

(a)

Vessels operated includes chartered vessels and the Viking Yi Dun, which operated for Asia Outbound sailings for the three and six months ended June 30, 2025. Vessels operated does not include the Viking Vesta, which began operating in July 2025.

The following table sets forth selected statistical and operating data for Viking River and for Viking Ocean:

Statistical and Operating Data	Six Months Ended June 30,
	2025	2024
Viking River
Vessels operated (a)	72	69
Passengers	163,246	150,574
PCDs	1,266,976	1,167,491
Capacity PCDs	1,325,272	1,232,728
Occupancy	95.6%	94.7%
Adjusted Gross Margin (in thousands)	$768,432	$663,672
Net Yield	$607	$568

Viking Ocean
Vessels operated (b)	10	9
Passengers	133,622	119,152
PCDs	1,610,785	1,445,002
Capacity PCDs	1,692,818	1,522,410
Occupancy	95.2%	94.9%
Adjusted Gross Margin (in thousands)	$887,545	$710,569
Net Yield	$551	$492

(a)	Vessels operated includes chartered vessels.

(b)	Vessels operated does not include the Viking Vesta, which began operating in July 2025.

The following table reconciles gross margin, the most directly comparable IFRS Accounting Standards measure, to Adjusted Gross Margin for the three and six months ended June 30, 2025 and 2024 on a consolidated basis, for Viking River and for Viking Ocean:

Consolidated	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
(in thousands)
Total revenue	$1,880,367	$1,587,261	$2,777,423	$2,305,416
Total cruise operating expenses	(1,021,102)	(878,601)	(1,614,763)	(1,382,526)
Ship depreciation	(56,151)	(52,259)	(114,043)	(106,988)
Gross margin	803,114	656,401	1,048,617	815,902
Ship depreciation	56,151	52,259	114,043	106,988
Vessel operating	377,658	328,998	687,606	610,088
Adjusted Gross Margin	$1,236,923	$1,037,658	$1,850,266	$1,532,978

Viking River	Six Months Ended
	June 30,
	2025	2024
(in thousands)
Total revenue	$1,235,802	$1,057,178
Total cruise operating expenses	(745,508)	(650,782)
Ship depreciation	(36,027)	(38,937)
Gross margin	454,267	367,459
Ship depreciation	36,027	38,937
Vessel operating	278,138	257,276
Adjusted Gross Margin	$768,432	$663,672

Viking Ocean	Six Months Ended
	June 30,
	2025	2024
(in thousands)
Total revenue	$1,271,869	$1,020,905
Total cruise operating expenses	(698,170)	(580,285)
Ship depreciation	(60,905)	(50,757)
Gross margin	512,794	389,863
Ship depreciation	60,905	50,757
Vessel operating	313,846	269,949
Adjusted Gross Margin	$887,545	$710,569

The following table reconciles vessel operating expenses excluding fuel to vessel operating expenses, the most directly comparable IFRS Accounting Standards measure, for the three and six months ended June 30, 2025 and 2024:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
(in thousands)
Vessel operating expenses	$377,658	$328,998	$687,606	$610,088
Fuel expense	(43,140)	(44,899)	(84,853)	(86,952)
Vessel operating expenses excluding fuel	$334,518	$284,099	$602,753	$523,136

Three Months Ended June 30, 2025 Compared to Three Months Ended June 30, 2024

Revenues

Consolidated

Total revenue for the three months ended June 30, 2025 increased by $293.1 million, or 18.5%, to $1,880.4 million from $1,587.3 million for the same period in 2024.

Cruise and land increased by $274.7 million, or 18.6%, to $1,755.2 million for the three months ended June 30, 2025, from $1,480.5 million for the same period in 2024. Onboard and other increased by $18.5 million, or 17.3%, to $125.2 million for the three months ended June 30, 2025, from $106.7 million for the same period in 2024. These increases were primarily due to an increase in Capacity PCDs, higher Occupancy and higher revenue per PCD. During the three months ended June 30, 2025, our Capacity PCDs increased compared to the same period in 2024 due to growth in the fleet including three additional river vessels, one additional ocean ship and the Viking Yi Dun accommodation agreement.

Viking River Segment

Total revenue for Viking River for the three months ended June 30, 2025 increased by $130.0 million, or 14.6%, to $1,021.7 million from $891.7 million for the same period in 2024. The increase was primarily due to higher revenue per PCD, an increase in Capacity PCDs and higher Occupancy. During the three months ended June 30, 2025, our Capacity PCDs increased compared to the same period in 2024 due to the operation of three additional river vessels.

Viking Ocean Segment

Total revenue for our Viking Ocean segment for the three months ended June 30, 2025 increased by $139.7 million, or 24.4%, to $712.9 million from $573.2 million for the same period in 2024. The increase was primarily due to an increase in Capacity PCDs, higher Occupancy and higher revenue per PCD. During the three months ended June 30, 2025, our Capacity PCDs increased compared to the same period in 2024 due to the operation of an additional ocean ship, the Viking Vela.

Operating Costs and Expenses

Commissions and transportation costs increased by $54.9 million, or 15.9%, to $401.0 million for the three months ended June 30, 2025, from $346.1 million for the same period in 2024. The increase was primarily due to an increase in Capacity PCDs, higher Occupancy and higher revenue. During the three months ended June 30, 2025, our Capacity PCDs increased compared to the same period in 2024 due to growth in the fleet including three additional river vessels, one additional ocean ship and the Viking Yi Dun accommodation agreement.

Direct costs of cruise, land and onboard increased by $38.9 million, or 19.1%, to $242.4 million for the three months ended June 30, 2025, from $203.5 million for the same period in 2024. The increase was primarily due to an increase in Capacity PCDs and higher Occupancy as well as an increase in our ancillary services. During the three months ended June 30, 2025, our Capacity PCDs increased compared to the same period in 2024 due to growth in the fleet including three additional river vessels, one additional ocean ship and the Viking Yi Dun accommodation agreement.

Vessel operating increased by $48.7 million, or 14.8%, to $377.7 million for the three months ended June 30, 2025, from $329.0 million for the same period in 2024. During the three months ended June 30, 2025, vessels operated increased compared to the same period in 2024 due to growth in the fleet including three additional river vessels, one additional ocean ship and the Viking Yi Dun accommodation agreement.

Selling and administration increased by $27.7 million, or 12.6%, to $248.3 million for the three months ended June 30, 2025, from $220.6 million for the same period in 2024. The increase was due to an increase in selling costs, office and other expenses and professional fees, primarily due to an increase in Capacity PCDs for future seasons, and an increase in employee costs.

Depreciation and amortization increased by $3.6 million, or 5.8%, to $65.4 million for the three months ended June 30, 2025, from $61.8 million for the same period in 2024.

The drivers of changes in operating costs and expenses for our Viking River and Viking Ocean segments are the same as those described for our consolidated results.

As a result of the foregoing, operating income was $545.5 million for the three months ended June 30, 2025, compared to $426.3 million for the same period in 2024.

Non-operating Income (Expense)

Net interest expense decreased by $17.0 million to $64.3 million for the three months ended June 30, 2025, from $81.3 million for the same period in 2024. The decrease included $8.2 million in interest expense recognized in 2024 related to the Series C Preference Shares. Immediately prior to the consummation of our IPO, the Series C Preference Shares automatically converted to ordinary shares and upon conversion to ordinary shares, the Private Placement liability was no longer outstanding. The remaining decrease was primarily due to lower interest expense as a result of the repayment of loans, financial liabilities and the $250.0 million in principal amount of the 6.250% Senior Notes due 2025 (the “2025 VCL Notes”), partially offset by an increase in interest expense related to the debt drawdown upon the delivery of the Viking Vela in December 2024.

Currency (loss) gain decreased by $38.6 million to a loss of $37.2 million for the three months ended June 30, 2025, from a gain of $1.4 million for the same period in 2024. The loss was primarily due to unrealized losses for the €316.6 million Viking Neptune and €316.6 million Viking Saturn loans, which are both payable in euros and adjusted for currency translation, and realized currency losses due to payments for operating costs and vendor payments incurred in non-U.S. dollar denominations. These losses were partially reduced by currency gains related to cash and other financial assets held in euros and other non-U.S. dollar currencies, which create a natural offset with currency losses on non-U.S. dollar liabilities.

Private Placement derivative loss decreased by $57.6 million to nil for the three months ended June 30, 2025, from $57.6 million for the same period in 2024. Immediately prior to the consummation of our IPO, the Series C Preference Shares automatically converted to ordinary shares and upon conversion to ordinary shares, the Private Placement derivative was no longer outstanding.

Other financial loss decreased by $121.4 million to $0.2 million for the three months ended June 30, 2025, from $121.6 million for the same period in 2024. The decrease was primarily due to a $123.0 million loss on the remeasurement of the warrant liability in 2024. All warrants were exercised in November 2024, at which point the associated liability ceased to be outstanding.

Income tax expense decreased by $2.9 million to $4.6 million for the three months ended June 30, 2025, from $7.5 million for the same period in 2024.

Net Income

Net income increased by $279.4 million to $439.2 million for the three months ended June 30, 2025, from $159.8 million for the same period in 2024. The increase was primarily due to a $121.4 million decrease in other financial loss primarily due to the loss of the remeasurement of the warrant liability in 2024 and a $119.2 million increase in operating income due to the various factors described above. The increase was also due to a $57.6 million loss on remeasurement of the Private Placement derivative in 2024 and a decrease of $8.2 million in interest expense related to the Series C Preference Shares. Immediately prior to the consummation of our IPO, the Series C Preference Shares automatically converted to ordinary shares and upon conversion to ordinary shares, the Private Placement derivative and Private Placement liability were no longer outstanding.

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Revenues

Consolidated

Total revenue for the six months ended June 30, 2025 increased by $472.0 million, or 20.5%, to $2,777.4 million from $2,305.4 million for the same period in 2024.

Cruise and land increased by $444.4 million, or 20.7%, to $2,590.2 million for the six months ended June 30, 2025, from $2,145.8 million for the same period in 2024. Onboard and other increased by $27.7 million, or 17.4%, to $187.3 million for the six months ended June 30, 2025, from $159.6 million for the same period in 2024. These increases were primarily due to an increase in Capacity PCDs, higher Occupancy and higher revenue per PCD. During the six months ended June 30, 2025, our Capacity PCDs increased compared to the same period in 2024 due to growth in the fleet including three additional river vessels, one additional ocean ship and the Viking Yi Dun accommodation agreement.

Viking River Segment

Total revenue for our Viking River segment for the six months ended June 30, 2025 increased by $178.6 million, or 16.9%, to $1,235.8 million from $1,057.2 million for the same period in 2024. The increase was primarily due to an increase in Capacity PCDs, higher Occupancy and higher revenue per PCD. During the six months ended June 30, 2025, our Capacity PCDs increased compared to the same period in 2024 due to the operation of three additional river vessels.

Viking Ocean Segment

Total revenue for our Viking Ocean segment for the six months ended June 30, 2025 increased by $251.0 million, or 24.6%, to $1,271.9 million from $1,020.9 million for the same period in 2024. The increase was primarily due to higher revenue per PCD, an increase in Capacity PCDs and higher Occupancy. During the six months ended June 30, 2025, our Capacity PCDs increased compared to the same period in 2024 due to the operation of an additional ocean ship, the Viking Vela.

Operating Costs and Expenses

Commissions and transportation costs increased by $93.2 million, or 19.3%, to $576.7 million for the six months ended June 30, 2025, from $483.5 million for the same period in 2024. The increase was primarily due to an increase in Capacity PCDs, higher Occupancy and higher revenue. During the six months ended June 30, 2025, our Capacity PCDs increased compared to the same period in 2024 due to growth in the fleet including three additional river vessels, one additional ocean ship and the Viking Yi Dun accommodation agreement.

Direct costs of cruise, land and onboard increased by $61.5 million, or 21.3%, to $350.5 million for the six months ended June 30, 2025, from $289.0 million for the same period in 2024. The increase was primarily due to an increase in Capacity PCDs and higher Occupancy as well as an increase in our ancillary services. During the six months ended June 30, 2025, our Capacity PCDs increased compared to the same period in 2024 due to growth in the fleet including three additional river vessels, one additional ocean ship and the Viking Yi Dun accommodation agreement.

Vessel operating increased by $77.5 million, or 12.7%, to $687.6 million for the six months ended June 30, 2025, from $610.1 million for the same period in 2024. During the six months ended June 30, 2025, vessels operated increased compared to the same period in 2024 due to growth in the fleet including three additional river vessels, one additional ocean ship and the Viking Yi Dun accommodation agreement.

Selling and administration increased by $51.8 million, or 11.8%, to $492.2 million for the six months ended June 30, 2025, from $440.4 million for the same period in 2024. The increase was due to an increase in selling costs, office and other expenses and professional fees primarily due to an increase in Capacity PCDs for future seasons, and an increase in employee costs.

Depreciation and amortization increased by $6.9 million, or 5.4%, to $134.2 million for the six months ended June 30, 2025, from $127.3 million for the same period in 2024.

The drivers of changes in operating costs and expenses for our Viking River and Viking Ocean segments are the same as those described for our consolidated results.

As a result of the foregoing, operating income was $536.3 million for the six months ended June 30, 2025, compared to $355.2 million for the same period in 2024.

Non-operating Income (Expense)

Net interest expense decreased by $45.6 million to $130.8 million for the six months ended June 30, 2025, from $176.4 million for the same period in 2024. The decrease included $32.0 million in interest expense recognized in 2024 related to the Series C Preference Shares. Immediately prior to the consummation of our IPO, the Series C Preference Shares automatically converted to ordinary shares and upon conversion to ordinary shares, the Private Placement liability was no longer outstanding. The remaining decrease was primarily due to lower interest expense as a result of the repayment of loans, financial liabilities and the 2025 VCL Notes, partially offset by an increase in interest expense related to the debt drawdown upon the delivery of the Viking Vela in December 2024.

Currency (loss) gain decreased by $73.1 million to a loss of $62.9 million for the six months ended June 30, 2025, from a gain of $10.2 million for the same period in 2024. The loss was primarily due to unrealized losses for the €316.6 million Viking Neptune and €316.6 million Viking Saturn loans, which are both payable in euros and adjusted for currency translation, and realized currency losses due to payments for operating costs and vendor payments incurred in non-U.S. dollar denominations. These losses were partially reduced by currency gains related to cash and other financial assets held in euros and other non-U.S. dollar currencies, which create a natural offset with currency losses on non-U.S. dollar liabilities.

Private Placement derivative loss decreased by $364.2 million to nil for the six months ended June 30, 2025, from $364.2 million for the same period in 2024. Immediately prior to the consummation of our IPO, the Series C Preference Shares automatically converted to ordinary shares and upon conversion to ordinary shares, the Private Placement derivative was no longer outstanding.

Other financial loss decreased by $145.4 million to $1.1 million for the six months ended June 30, 2025, from $146.5 million for the same period in 2024. The decrease was primarily due to a $146.7 million loss on the remeasurement of the warrant liability in 2024. All warrants were exercised in November 2024, at which point the associated liability ceased to be outstanding.

Income tax expense decreased by $1.3 million to $7.8 million for the six months ended June 30, 2025, from $9.1 million for the same period in 2024.

Net Income (Loss)

Net income (loss) increased by $664.7 million to net income of $333.8 million for the six months ended June 30, 2025, from a net loss of $330.9 million for the same period in 2024. The increase was primarily due to a $364.2 million loss on remeasurement of the Private Placement derivative in 2024 and a decrease of $32.0 million in interest expense related to the Series C Preference Shares. Immediately prior to the consummation of our IPO, the Series C Preference Shares automatically converted to ordinary shares and upon conversion to ordinary shares, the Private Placement derivative and Private Placement liability were no longer outstanding. The increase was also due to a $181.1 million increase in operating income due to the various factors described above and a $145.4 million decrease in other financial loss primarily due to the loss of the remeasurement of the warrant liability in 2024.

Liquidity and Capital Resources

Liquidity Management

Our liquidity requirements arise primarily from the need to fund working capital and capital expenditures for the expansion, refurbishment and maintenance of our fleet and to repay debt. Historically, we have obtained financing of up to 80% of our newbuild contract prices and issued debt and equity, when needed, to finance our cash needs and the growth of our business. Additionally, we collect significant deposits from bookings, which are recorded as deferred revenue and are recognized as revenue generally pro rata over the cruise period.

In June 2024, we entered into a credit agreement for a five-year Revolving Credit Facility (as defined below) in an aggregate principal amount of $375.0 million, and if drawn, the proceeds of which will be used by us to finance ongoing working capital requirements and for other general corporate purposes. As of June 30, 2025, we had no amounts drawn on the Revolving Credit Facility.

As of June 30, 2025, we had $2,605.0 million in cash and cash equivalents and a working capital deficit of $1,945.6 million. The working capital deficit included $4,391.4 million of deferred revenue. We believe existing cash and cash equivalents and cash flows from operations and financing activities will continue to be sufficient to fund our operating activities and cash commitments for at least the next 12 months. Our liquidity requirements depend on several factors, many of which are beyond our control, as further described in our filings with the SEC.

Our liquidity requirements also include operating expenses, which have been impacted by elevated levels of inflation. We closely monitor costs and are cost conscious in managing our operations. We may work with multiple suppliers or source items from different markets to take advantage of cost competition. We may also look for opportunities to thoughtfully substitute lower cost alternatives, without compromising the quality of the guest experience. Where we anticipate elevated costs may be more sustained, we may enter into contracts with suppliers to lock in rates, such as for our river fuel. We are also strategic in the duration of our contracts to provide flexibility to take advantage of cost declines when they occur.

We collect a significant amount of deposits for cruise bookings from our customers well in advance of their cruise dates. Credit card and electronic transfer transactions that settle quickly are classified as cash and cash equivalents. Other credit card receivables are included in accounts and other receivables. We rely on multiple credit card processors for collection of customer funds for future cruises. Credit card processors can limit the funds they remit to us if they determine that they need to increase their reserve requirements on credit card processing activities, which could reduce our cash and cash equivalents and negatively impact our liquidity position.

Sources and Uses of Cash

Set forth below is a summary of our cash flows for the six months ended June 30, 2025 and 2024:

	Six Months Ended
	June 30,
(in thousands)	2025	2024
Consolidated Statements of Cash Flows Data
Net cash flow from operating activities	$1,058,566	$882,819
Net cash flow used in investing activities	(789,767)	(220,833)
Net cash flow used in financing activities	(161,681)	(331,064)
Change in cash and cash equivalents	107,118	330,922
Effect of exchange rate changes on cash and cash equivalents	8,223	(2,493)
Net increase in cash and cash equivalents	$115,341	$328,429

Net Cash Flow from Operating Activities

Net cash flow from operating activities increased by $175.7 million to $1,058.6 million for the six months ended June 30, 2025, compared to $882.8 million for the same period in 2024. The increase was primarily due to a $181.1 million increase in operating income. Other changes primarily relate to timing differences in cash receipts and payments for various operating assets and liabilities.

Net Cash Flow used in Investing Activities

Net cash flow used in investing activities increased by $568.9 million to $789.8 million for the six months ended June 30, 2025, compared to $220.8 million for the same period in 2024. The increase was primarily due to a $562.6 million increase in capital expenditures.

Net Cash Flow used in Financing Activities

Net cash flow used in financing activities decreased by $169.4 million to $161.7 million for the six months ended June 30, 2025, compared to $331.1 million for the same period in 2024. The decrease was primarily due to an increase of $393.3 in proceeds from borrowings related to the debt drawdown upon the delivery of the Viking Vesta in June 2025, $124.1 million in taxes paid related to net share settlement of equity awards in connection with the IPO in 2024 and $38.1 million in lower interest paid. These decreases were partially offset by $243.9 million in net proceeds from the IPO in 2024 and $166.0 million in higher loan repayments primarily due to the repayment of the $250.0 million in principal amount of the 2025 VCL Notes at their maturity.

Debt Obligations and Material Capital Commitments

The table below summarizes our significant short-term and long-term liquidity and capital resource needs, including principal and interest payments for debt and financial liabilities, shipbuilding obligations and vessel charter and accommodation agreement obligations, based on contractual undiscounted cash flows as of June 30, 2025. Shipbuilding obligations assume a euro to U.S. dollar exchange rate of 1.15:

	Total	Remainder of 2025	2026-2027	2028-2029	2030 - forward
(in thousands)
Debt obligations	$5,612,314	$141,826	$1,333,022	$1,969,062	$2,168,404
Interest to be paid	1,447,063	153,996	595,307	379,392	318,368
Shipbuilding obligations	4,525,647	120,459	1,867,195	1,588,553	949,440
Vessel charter and accommodation agreement obligations	257,008	36,534	82,210	78,818	59,446
Total	$11,842,032	$452,815	$3,877,734	$4,015,825	$3,495,658

The table above reflects obligations related to outstanding loan and contracted ship commitments. Debt obligations are presented gross of loan costs of $174.0 million. Our debt obligations mature at various dates through 2037 and bear interest at fixed and variable rates. Future interest on variable rate debt as of June 30, 2025 is calculated based upon interest rates ranging from 5.91% to 7.59%. Shipbuilding obligations include purchase commitments for our newbuilds currently under contract as of June 30, 2025. As we make payments towards our newbuilds, our shipbuilding obligations are reduced. The table above only reflects ship commitments for shipyard newbuilding agreements or amendments that are effective as of June 30, 2025. Vessel charter and accommodation agreement obligations represent remaining amounts contractually committed for leased vessels and ships, excluding renewal options not yet exercised. Vessel charter and accommodation agreement obligations include payments for both asset and service components of the charters. The lease agreements for both the Viking Mississippi and the Viking Yi Dun include variable amounts, which are subject to change based on actual operating expenses or number of passengers.

The table above reflects our shipbuilding obligations at contract price before the impact of financing. See “— Newbuilding Program” for additional information about our shipbuilding obligations and any related financing. See Note 10 in the interim condensed consolidated financial statements for further information about our debt obligations.

We have financial maintenance covenants on certain of our river vessel financings that require Viking River Cruises Ltd (“VRC”), as guarantor, and Viking River Cruises AG (“VRC AG”), as borrower, to maintain at all times following the first drawdown, an aggregate amount of consolidated free liquidity, which includes cash and cash equivalents, marketable securities and receivables from credit card processors, equal to or greater than $75.0 million. As of June 30, 2025, VRC and VRC AG were in compliance with these financial maintenance covenants. Additionally, we are required to maintain $6.5 million in a financial liability deposit at all times throughout the charter period as part of the Viking Orion charter agreement.

We also have covenants in our debt agreements that generally restrict the amount of funds that can be transferred from VCL and its restricted subsidiaries to the Company to a basket, which is calculated based on a cumulative earnings metric. See Note 10 in the interim condensed consolidated financial statements for further information about our debt agreements.

Newbuilding Program

Newbuilds increase our potential number of berths and Capacity PCDs. Each Longship has 190 berths and certain of our river vessels are Longship-like, but are designed to be able to navigate smaller rivers and have fewer berths. Longships for Asia Outbound have 182 berths. Each ocean ship has 930 or 998 berths and each additional ocean ship will have 998 berths. Each expedition ship has 378 berths. The Viking Mississippi has 386 berths.

We generally have a variety of alternatives to finance our newbuilds. When we acquire options for newbuilds, we have no contractual or financial obligation to the shipyard until a contract for a newbuild is signed subject to certain conditions.

River Newbuilds and Charters

A summary of the river newbuilding program is outlined below, assuming a euro to U.S. dollar exchange rate of 1.15. In the first quarter of 2025, we entered into shipbuilding contracts for four Longships for delivery in 2027, one Longship-Douro for delivery in 2027 and four Longships for delivery in 2028. In the second and third quarter of 2025, we agreed to updated delivery dates for certain river vessels, which are reflected below. We have obtained financing for the Longship-Seine river vessel and four of the 2026 Longships, as described below.

River Vessels	Number of Vessels	Aggregate Price (in thousands)	Delivery Date
Longships	3	$121,269	2025
Longship-Douro	1	25,875	2025
Longship-Seine	1	40,566	2026
Longships	5	210,623	2026
Longships	4	220,572	2027
Longship-Douro	1	29,141	2027
Longships	4	223,792	2028
Total	19	$871,838

In 2023, we entered into a loan agreement for €167.5 million to finance four Longships scheduled for delivery in 2026 and one Longship-Seine river vessel currently scheduled for delivery in 2026. Euler Hermes Aktiengesellschaft (“Hermes”), which manages the official export credit guarantee scheme on behalf and for the account of the German Federal Government, has provided a guarantee equal to 95% of the loan amount. The loan is denominated in U.S. dollars and the applicable exchange rate will be based on the prevailing exchange rate two business days prior to the date of drawdown. The loan has a term of 102 months from the date of drawdown and we may select fixed or variable rate financing prior to drawdown. VRC and VCL issued corporate guarantees for this loan.

In the first quarter of 2025, we secured the following options for additional river vessels:

River Vessels - Options	Number of Vessels	Delivery Date	Option Exercise Date
Longships	4	2029	September 30, 2026
Longships	4	2030	September 30, 2027

We have entered into raw materials agreements for five river vessels that will operate in Egypt, the Viking Ptah, the Viking Sekhmet, the Viking Thoth and two other river vessels. We expect these vessels to be delivered between 2025 and 2027.

In 2023, we entered into a charter agreement for the Viking Tonle, an 80-berth river vessel traveling through Vietnam and Cambodia, scheduled for delivery in the third quarter of 2025, for the 2025 through 2033 seasons. We have an option to extend the charter for two additional seasons.

In the second quarter of 2025, we entered into charter agreements for two 80-berth river vessels traveling through India for the 2027 through 2035 seasons and the 2028 through 2036 seasons, respectively. We have options to extend the charters for three additional seasons.

Ocean Newbuilds

A summary of the ocean newbuilding program is outlined below, assuming a euro to U.S. dollar exchange rate of 1.15. Each new ocean ship will have 998 berths. The Viking Libra and the Viking Astrea will have a propulsion system based partially on liquefied hydrogen and fuel cells, capable of operating with zero emissions. We have obtained financing for all ships, as described below.

Ocean Ships	Price (in thousands)	Delivery Date
Viking Mira	$524,320	2026
Viking Libra	524,320	2026
Viking Astrea	540,500	2027
Viking Lyra	540,500	2028
Ship XVII	593,400	2028
Ship XVIII	593,400	2029
Ship XIX	593,400	2030
Ship XX	593,400	2030
Total	$4,503,240

In 2021 and 2022, we entered into SACE Financing for the Viking Mira, the Viking Libra, the Viking Astrea and the Viking Lyra. In the first quarter of 2025, we entered into SACE Financing for Ship XVII, Ship XVIII, Ship XIX and Ship XX. These loans are for up to 80% of each newbuild’s contract price, including certain change orders, and 100% of the Export Credit Agency premium, and will be available for drawdown in U.S. dollars. SACE SpA, which manages the official export credit guarantee scheme on behalf and for account of the Italian Government, provided the lenders with an insurance policy covering 100% of the principal and interest of the facility amount. The interest rates for the loans are fixed. The loans are due in 12 years through 24 consecutive, semiannual, equal installments, the first of which is generally due six months after the drawdown at delivery. VCL and Viking Ocean Cruises II Ltd have jointly and severally guaranteed all of our SACE Financing. In addition, the Company jointly and severally guaranteed the loans for Ship XVII, Ship XVIII, Ship XIX and Ship XX.

In the second quarter of 2025, we entered into shipbuilding contracts for the ships outlined below, assuming a euro to U.S. dollar exchange rate of 1.15. These shipbuilding contracts will not become effective until certain financing conditions are met. If the financing conditions for Ship XXI and Ship XXII have not been met by January 31, 2026, these contracts can be terminated by us or the shipyard.

Ocean Ships	Price (in thousands)	Delivery Date
Ship XXI	$643,885	2031
Ship XXII	643,885	2031
Total	$1,287,770

In 2024 and 2025, we secured the following options for additional ocean ships:

Ocean Ships - Options	Delivery Date	Option Exercise Date
Ship XXIII	2032	July 31, 2026
Ship XXIV	2032	July 31, 2026
Ship XXV	2033	July 30, 2027
Ship XXVI	2033	July 30, 2027

Undrawn Borrowing Facilities

We have obtained SACE Financing for the Viking Mira, Viking Libra, Viking Astrea, Viking Lyra, Ship XVII, Ship XVIII, Ship XIX and Ship XX. We also have a loan agreement for €167.5 million to finance four Longships scheduled for delivery in 2026 and one Longship-Seine scheduled for delivery in 2026. The SACE Financing and the €167.5 million loan agreement will be drawn down upon the delivery of each ship or vessel.

Revolving Credit Facility

In 2024, we entered into a credit agreement for a five-year revolving credit facility in an aggregate principal amount of $375.0 million (the “Revolving Credit Facility”). The obligations of VCL under the Revolving Credit Facility are guaranteed by VHL and certain of VCL’s direct and indirect wholly-owned subsidiaries and are secured by VCL’s rights under the intercompany loan agreement with VRC AG, which is secured by mortgages over the following river vessels: Viking Odin, Viking Idun, Viking Freya, Viking Njord, Viking Eistla, Viking Bestla, Viking Embla, Viking Aegir, Viking Skadi, Viking Bragi, Viking Tor, Viking Var, Viking Forseti, Viking Rinda, Viking Jarl, Viking Atla, Viking Gullveig, Viking Ingvi and Viking Alsvin. As of June 30, 2025, we had no amounts drawn on the Revolving Credit Facility.

Guarantors of the Unsecured Notes

So as long as VHL guarantees the financial obligations under the $550.0 million in principal amount of 5.875% Senior Notes due 2027 (the “2027 VCL Notes”), $500.0 million in principal amount of 7.000% Senior Notes due 2029 (the “2029 VCL Notes”) and $720.0 million in principal amount of 9.125% Senior Notes due 2031 (the “2031 VCL Notes” and, together with the 2027 VCL Notes and the 2029 VCL Notes, the “Unsecured Notes”), our reporting obligations to bondholders are satisfied with financial information of VHL so long as we also provide the information that would be required by SEC Rule 13-01 of Regulation S-X. Our assets, liabilities, revenues, expenses and other comprehensive income either exist at or are primarily generated by the subsidiaries that issue or guarantee the Unsecured Notes (the “Guarantors”). Accordingly, we meet the criteria in Rule 13-01 of Regulation S-X to omit the summarized financial information for the assets and liabilities and operating results of the Guarantors from our disclosures.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and operating results require our management to make judgments, assumptions and estimates that affect the amounts reported. For a discussion of our significant accounting policies and estimates, refer to the 2024 audited annual consolidated financial statements included in our Annual Report and Note 2 of this quarterly Report.

Item 3. Qualitative and Quantitative Disclosures about Market Risk

For a discussion of our market risks, refer to our Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosures about Market Risk section in our Annual Report. There have been no material changes to our exposure to market risks since the date of Form 20-F.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings related to claims arising out of our operations. We are not currently involved in any legal proceedings that, either individually or in the aggregate, are expected to have a material adverse effect on our business or financial position.

Item 1A. Risk Factors

There have been no material changes to our risk factors since those reported in our Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

None.

Item 6. Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2025

Viking Holdings Ltd

By:	/s/ Leah Talactac
Name:	Leah Talactac
Title:	President and Chief Financial Officer